

03037960

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Danisco A/S

*CURRENT ADDRESS Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

FILE NO. 82- 3158 FISCAL YEAR 4/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/1/03



Annual Report 2001/2002

DANISCO

Please note:
In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Report and Accounts for 2001/2002, the Danish version will prevail.

Strategic focus and targets

Consumers want healthy, safe and tasty foods. Danisco enables food producers to meet consumer demand through the development, manufacture and marketing of a broad range of ingredients, sweeteners and sugar products.

Vision

Danisco wishes to be the leading global supplier of ingredients to the food industry.

Financial targets

Management in Danisco is based on the principle of value creation. Danisco utilises its financial and human resources to create value.

In the Ingredients and Sweeteners segment, Danisco targets to double net sales in the period 2000-2005, by continued organic growth at a compound annual growth rate (CAGR) of 6-8% and through acquisitions.

Danisco is also committed to achieving an operating margin (operating profit before amortisation of goodwill, etc., EBITA) in this segment of at least 15% based on organic growth over this five-year period, as well as to increasing the return on average invested capital (ROAIC) to at least 15% before tax.

In conjunction with acquisitions in the Ingredients and Sweeteners segment, the aim is to achieve a return on investment that will exceed the weighted average cost of capital (WACC) in the third full financial year after acquisition at the latest.

In the Sugar segment, Danisco targets to maintain the current level of net sales and to increase the cash flow of the business by a CAGR of 5-6% during the period of 2000-2005 whilst also increasing ROAIC to at least 12% before tax.

Contents



As planned, Danisco emerged as a refocused and strengthened supplier of ingredients to the food industry during the financial year 2001/02.

I sometimes meet consumers, who believe they could do without ingredients. In this publication you will find many of the answers to why food ingredients are an absolute necessity. Our business builds on generations of experience in ingredients and we are constantly striving to innovate and improve our expertise in this area.

The business platform has now been clearly defined: Danisco wishes to be the preferred supplier by offering customers extensive knowledge of ingredients for food production.

Within the sugar area, which is an important part of Danisco, we succeeded in making a satisfactory agreement with the beet growers based on the changes in the EU's sugar regime.

Established in May 2001, Danisco Venture has carried out the first investments and is currently in the process of building up and developing its business portfolio.

During the financial year, Danisco's growth was supported by the acquisition of Germantown, a functional ingredients manufacturer. This acquisition strengthened Danisco's position within the ice-cream industry in particular. In spite of global economic uncertainty, Danisco's ingredients business achieved organic growth of 3%. Aiming to fulfil long-term financial targets, we need to make a major effort in the financial year to come in order to boost Danisco's earnings and market value in the future.

Also this year, Danisco has worked hard to increase knowledge of food ingredients. In the year to come, this work will be supported by a continued active information policy. In this context, I would like to single out Danisco's Sustainability Report 2001, which was published for the first time last year, dealing with social and environmental issues at Danisco.

I would like to thank Danisco's numerous and competent employees for their extraordinary effort and welcome those who joined us during the year. Our employees, who are located in some 40 countries, have made a dedicated effort for the benefit of our shareholders and customers. The financial year 2001/02 was characterised by huge challenges for old and new employees alike.

Together with Danisco's employees, I look forward to pursuing our ambitious target: To be the world's leading supplier of food ingredients.

Alf Duch-Pedersen
Chief Executive Officer

Key figures and financial ratios

Group		1997/98	1998/99	1999/00	2000/01	2001/02
Profit and loss account in DKK million						
Net sales		18,802	19,219	27,829	23,541	17,705
of which main business areas		*9,748*	*10,032*	*14,991*	*15,875*	*16,673*
Operating profit before amortisation of goodwill, etc. (EBITA)		2,158	2,133	2,577	2,306	2,315
of which main business areas		*1,478*	*1,448*	*1,771*	*2,195*	*2,308*
Amortisation of goodwill, etc.		(203)	(546)	(539)	(437)	(399)
Operating profit (EBIT)		1,955	1,587	2,038	1,869	1,916
of which main business areas		*1,410*	*1,024*	*1,400*	*1,821*	*1,909*
Profit on ordinary activities before tax		1,785	1,360	1,521	1,368	1,467
Profit on ordinary activities		1,225	936	871	906	940
Consolidated profit		1,225	936	1,282	112	940
Cash flows in DKK million						
Cash flow from operating activities		2,008	1,992	2,342	2,182	2,064
Cash flow from investing activities		(1,831)	(3,435)	(9,485)	2,135	566
Cash flow from financing activities		(193)	1,686	6,590	(3,840)	(2,952)
Total cash flow		(16)	243	(553)	477	(322)
Balance sheet in DKK million						
Assets total		21,732	25,614	36,829	31,956	27,771
Capital and reserves		12,534	12,265	13,690	12,795	12,580
Interest-bearing debt, net		2,828	5,763	12,669	11,278	9,182
Invested capital		17,001	19,693	25,374	23,007	19,993
Financial ratios in %						
Operating margin (EBITA)		11.5	11.1	9.3	9.8	13.1
Operating margin (EBIT)		10.4	8.3	7.3	7.9	10.8
Return on average invested capital (ROAIC)		12.1	8.9	8.4	7.7	9.3
Return on average capital and reserves		10.2	7.5	6.4	6.6	7.1
Solvency ratio		57.7	47.9	37.2	40.0	45.3
Other data						
Average number of shares	'000	59,930	58,566	57,891	57,377	55,734
Basic earnings per share (EPS)	DKK	20.35	15,83	14,44	15,22	16,24
Cash flow per share	DKK	33,51	34,01	40,45	38,03	37,03
Net asset value per share (NAV)	DKK	209	211	235	220	216
Average number of employees		13,732	15,413	17,712	14,680	9,105

See definition of key figures and financial ratios on page 53.


Net sales
Ingredients, Sweeteners and Sugar
DKK billion
18
15
12
9
6
3
0
97/98
98/99
99/00
00/01
01/02
Ingredients and Sweeteners
Sugar


Operating profit (EBITA)* and operating margins
Ingredients, Sweeteners and Sugar
DKK billion
%
3,0
2,5
2,0
1,5
1,0
0,5
0
18
15
12
9
6
3
0
97/98
98/99
99/00
00/01
01/02
*Operating margin before amortisation of goodwill (EBITA)
Ingredients and Sweeteners
Sugar
Operating margin (EBITA), Ingredients and Sweeteners
Operating margin (EBITA), Sugar


Invested capital and return (ROAIC)
Ingredients and Sweeteners
DKK billion
%
12
10
8
6
4
2
0
24
20
16
12
8
4
0
97/98
98/99
99/00
00/01
01/02
Invested capital
Return on average invested capital (ROAIC)


Invested capital and return (ROAIC)
Sugar
DKK billion
%
12
10
8
6
4
2
0
24
20
16
12
8
4
0
97/98
98/99
99/00
00/01
01/02
Invested capital
Return on average invested capital (ROAIC)


Net sales
Group
DKK billion
30
25
20
15
10
5
0
97/98
98/99
99/00
00/01
01/02


Operating profit (EBITA) and operating margin
Group
DKK billion
%
3,0
2,5
2,0
1,5
1,0
0,5
0
18
15
12
9
6
3
0
97/98
98/99
99/00
00/01
01/02
Operating margin before amotisation of goodwill, etc. (EBITA)
Operating margin (EBITA)

Prosperity increases the need for food ingredients



Cooking does not necessarily require functional food ingredients, that is, if you have access to the fresh ingredients needed, have plenty of time and consume the food while it is still fresh. Home-made ice cream is a popular treat, however if it is factory produced, sent on a long journey to a shop, stored in a warehouse freezer for a few weeks, then transported home in a warm car and kept in a home freezer until served... well, then you are going to need a few food ingredients.

Without food ingredients, the world would not have a modern food industry.

Food producers work with food ingredient producers to meet consumer demand for food that is exciting, tasty and easy to prepare. With its wide range of ingredients, Danisco is a core supplier to food producers around the globe.

In regions with a highly developed food industry like Australia, Canada, Japan, USA and Western Europe, Danisco has managed to maintain a long-term annual organic growth rate of 4% for years, which is higher than that of the food industry with its annual 1-3% growth rate. Danisco has managed to maintain this growth rate while developing novel ways of improving food products. Based on an in-depth knowledge of commercial food formulations, Danisco's production techniques and equipment have facilitated cutting the cost of manufacturing food products.

Everyday life in industrialised countries makes it attractive for consumers to buy processed foods so as to save time spent on shopping and cooking.

Stable outlook for functional ingredients

There is every indication that growth in the use of functional food ingredients will continue. In industrialised countries, these products are a part of everyday life, and so a country's economy does not have such a major impact on the sale of ingredients there.

With its extensive and varied range of functional ingredients, Danisco has an unsurpassed ability to meet food producers' requirements and to solve any problems they may have. Danisco's intensive product development also means that new solutions are provided fast.

Using functional ingredients can also let food producers speed up the food manufacturing process, thus enabling them to exploit their production facilities more efficiently.

Last but not least, the use of functional ingredients is essential for extending the shelf life of food to avoid damage to quality and safety during lengthy transportation and storage at the retailer and consumer.

New growth markets

In emerging markets like Asia, processed foods are popular and sales are increasing fast. Annual growth rates of 10-30% are not uncommon and have an impact on the overall growth in the sales of Danisco ingredients in these countries, where sales now account for approximately a third of total sales of ingredients and sweeteners.

China, Danisco's largest emerging market in Asia, has an affluent middle class of about 150 million people, who are now supplementing staples such as rice with processed foods. Forecasts show that this segment of the population will increase dramatically in coming years.

In the spring of 2002, Danisco commissioned a new flavour plant next to the emulsifier plant in Kunshan (near Shanghai).

Other countries in Asia, Latin America and Eastern Europe are facing similar developments, even though



Ingredients and Sweeteners

Sales growth by geographic segment
%

	Europe	North America	Latin America	Asia-Pacific	Rest of the world	Total
Growth	3	22	5	13	(1)	10
Acquisitions	0	17	6	8	0	7
Currency	(0)	2	2	(3)	(3)	(0)
Organic growth	3	3	(3)	8	2	3

Sales growth by product group
%

	Texturant products	Speciality products	Sweeteners	Other	Total
Growth	16	6	4	(1)	10
Acquisitions	11	5	–	–	7
Currency	1	–	(2)	–	(0)
Organic growth	4	1	6	(1)	3

Ingredients & Sweeteners
Market trends


Consumer demand
GDP** growth in emerging markets
Demographic changes
Functional food
Convenience food
Organic Growth

Financial trends

Danisco's ingredients business as a whole had a difficult financial year 2001/02 compared to previous years with lower sales volumes than expected. Sales were up 10% at DKK 8.5 billion, with acquisitions ac-counting for 7% and organic growth 3%. Danisco suffered from the economic slowdown, the weakening yen in Japan and severe economic conditions in several Latin American countries. Organic growth was 8% for Asia-Pacific and -3% for Latin America. European sales developed differently during the financial year where Danisco saw average organic growth of 3%.

The integration of Germantown went faster than forecast, so Danisco can look forward to enjoying the benefits of synergy faster than expected.

Emulsifiers, Textural Ingredients and Functional Systems reported sound organic growth of 4% in spite of increased competition in Emulsifiers. Flavours, Bio, Feed and Other reported organic growth of 1%.

The outlook for Danisco's ingredients business remains positive. Established markets are stable and emerging markets have the potential for further growth in coming years.

fundamental socioeconomic problems have resulted in generally adverse trends in a number of countries, such as Argentina and Brazil in the financial year 2001/02.

An important piece in Danisco's global puzzle fell into place when Danisco acquired food ingredients company Germantown which has production facilities in Australia and New Zealand.

As one of the region's leading suppliers of functional systems, Germantown enjoys a solid presence in Australia and New Zealand as well as Asia and the Americas. With the Germantown acquisition, Danisco is now the leading supplier of food ingredients to the dairy and ice-cream industries in the Asia-Pacific region.

www.danisco.com


Ingredients and Sweeteners
Operating profit (EBITA)*
DKK milion
1.400
1.200
1.000
800
600
400
200
0
97/98
98/99
99/00
00/01
01/02
* Operating profit before amortisation of goodwill (EBITA)


Food manufacturing value-added versus GDP**/capita
Food manufacturing value-added versus GDP**/capita
800
600
400
200
0
Japan
Spain
France
Germany
USA
India
Cyprus
Canada
Israel
Italy
Korea
Croatia
Chile
Russia
Thailand
Mexico
Iran
Colombia
Urban China
Peru
China
Malaysia
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
GDP**/ capita
Source: Morgan Stanley Dean Witter

**GDP: Gross Domestic Product

Every fourth loaf contains Danisco ingredients



Today's consumers in many parts of the world, such as Copenhagen, New York, Rio de Janeiro, Sydney or any small village in the country, expect to be able to buy a broad selection of bread in their local supermarket.

Every fourth of these loaves of bread statistically contains ingredients from Danisco. For a number of years, bakeries have represented the largest market for Danisco emulsifiers and enzymes enabling bakers to produce tasty bread that keeps its high quality for a long time. Consumption of ready-to-eat bread, or bread that only needs warming in the oven before serving, has increased steadily because families neither have the time nor the inclination to bake their own bread.

There is practically no difference between industrially baked bread and home-made bread and their nutritional values are very similar. That is because more than 99% of the ingredients are the same: Flour, water and yeast.

The biggest difference between home-made and industrially made bread is that the latter needs to be more tolerant to the physically demanding conditions of high-speed manufacture. It also has to stay fresh for longer, hence the addition of such ingredients as emulsifiers and enzymes.

Why functional ingredients are necessary

While home-made bread is handled carefully in one's own kitchen, production in an industrial facility is harder on the dough. It undergoes faster, rougher treatment on the high-speed assembly line carrying the bread through the various processes. Finally, after baking, the bread must be able to withstand distribution and lengthy transport.

In an industrial bakery, the baker needs to know the dough will always rise at the right time for the finished bread to have the desired volume and texture, something the right ingredients can ensure.

The shelf life of bread is another important factor closely connected to the distribution chain. This is extremely short when people bake at home, straight from the oven to the table to be eaten.

In industrially made bread, the distribution chain is a lot longer, in both distance and time. Location plays an important part. Once the bread has been baked and

Emulsifiers

Try mixing oil with water – they never really combine. However much you stir, the oil always ends up on top. However, just add a little *emulsifier* and they mix.

Ingredients and Sweeteners
Net sales by geographic segment


Rest of the world 4%
Denmark 2%
Other Nordic countries 4%
Asia-Pacific 18%
Rest of Western Europe 31%
Latin America 9%
North America 28%
Eastern Europe 4%

Ingredients
Net sales by industry


Other 18%
Bakeries 19%
Feed, non-foods, etc. 17%
Dairy, etc. 22%
Beverages 8%
Oil and fat products 7%
Confectionery, condiments, etc. 9%



Enzymes

Enzymes are natural proteins that are essential to an organism's metabolism, digestion and other life processes. Enzymes are a precondition for all life and are found in nature in all living cells, in plants, animals and microorganisms. Danisco's enzymes are produced by fermentation of microorganisms and have also been designed for use in bakeries.

Growth in sales of emulsifiers and enzymes to the bakery segment in the financial year 2001/02 was less buoyant after a number of years with booming sales figures. It was mainly in the Latin American markets, Argentina and Brazil in particular, that sales fell while there was modest growth in Europe.

packaged, it is typically transported to central distribution facilities from where it goes to the supermarkets. In some parts of the world, these distances can be quite considerable. And no matter the distance, customers expect the bread to be fresh and to keep for at least a couple of days after purchase.

If the necessary ingredients are not added to the bread, it soon gets dry. Danisco emulsifiers and enzymes are important for maintaining the bread's consistency and taste for up to a couple of weeks after baking.

Bakers at the labs

Emulsifiers and enzymes may be used separately or in conjunction. The best solution depends on several factors, including the type of bread and production conditions. Danisco supplies both and can therefore offer its customers the best possible solutions for exploiting the strengths of each individual ingredient, such as the right combination of emulsifiers and enzymes that provides maximum shelf life.

Danisco also supplies products tailored to solve production problems, such as changes in flour quality. This gives the bakery industry greater latitude in production, often meaning that wastage can be reduced to a fraction. Danisco's labs have a number of qualified bakers who run practical tests on our ingredients during R&D.

World-wide sales

Danisco sells ingredients to industrial bakeries, flour mills and businesses supplying bread improvers for local bakeries.

Danisco's products are sold on several continents, the most important markets being Europe, North and Latin America and Australia. Asia is smaller because relatively few of the countries in the region have a tradition for bread – except the former French colonies like Vietnam, where the bakery industry is booming. China is also seeing increasing sales and is a high-priority region for Danisco.

www.danisco.com/ingredients

Start the day with yoghurt


Sahne
Kefir

Breakfast is possibly the most important meal of the day. In many countries dairy products are considered an important part of a healthy breakfast because they contain large amounts of protein, carbohydrates and minerals.

Yoghurt, which is milk acidified with various lactic acid bacteria, dates back to the 8th century, when cattle breeders in the Balkans produced 'yogurut' (its Turkish name) using buffalo milk.

Even then they knew that yoghurt had healthy properties. As such, yoghurt was one of the first *functional foods*.

Traditional sour yoghurt is made using the lactic acid cultures, *Streptococcus thermophilus* and *Lactobacillus bulgaricus*. Today's consumers prefer milder flavours, which can be produced by selecting specific cultures.

Customers in more than 60 countries

Today, Danisco is the world's second largest producer of lactic acid cultures for yoghurt, supplying the dairy industry in more than 60 countries. Apart from supplying cultures that facilitate production of different flavours, Danisco also supplies probiotic cultures, such as: *Acidophilus, Bifidobacteria, Casei* and *Rhamnosus*.

In the spring of 2002, Danisco launched a new probiotic culture: HOWARU™ Bifido (pronounced 'How are you').

HOWARU™ Bifido gives improved resistance to infection. The development of new forms of functional food has only just begun. Within the next few years, Danisco expects to be able to develop foods with specific functionalities designed to prevent various diseases from developing.

Continuous new product development

Many consumers like mild-flavoured yoghurt and this is a technical challenge for the dairy industry and other producers. The cultures that produce the mild flavour usually take longer to acidify the milk, increasing the cost of the end product.

During the year ended, Danisco developed a range of new cultures that are rapid-acting while providing a mild flavour. Several customers have already showed great interest in these new cultures.

The development of new antimicrobial food ingredients was given high R&D priority in the financial year, during which Danisco launched a number of cultures aimed at effectively protecting cheese and meat produce from listeria. More novel products are in the pipeline, and Danisco expects to file patent applications shortly.

Continuous high growth rates

In 2001/02, demand for lactic acid cultures generated growth in sales for Danisco way above the general rate in the food market. Indeed, in the past couple of years, geographical growth in emerging markets and the launch of new products have contributed to the trend. Furthermore, Danisco has established several centres of expertise and sales offices in order to boost commercialisation.

At the end of the financial year, a collaboration agreement was made with San-Ei Gen, an important distributor of functional food ingredients in Japan. With its 126 million inhabitants, Japan has great potential.

www.danisco.com/ingredients

Ingredients and Sweeteners
Net sales by product group


Other products 5%
Sweeteners 19%
Texturant products 46%
Speciality products 30%

Add vanilla to your coffee and strawberry to your soya drink











Coffee is well known all over the world, but the actual taste can vary enormously. Turkish coffee with the grounds left in the cup is strong, somewhat similar in flavour to Italian espresso. Americans, on the other hand, prefer a milder cup of coffee but are happy to add various flavours.

If you visited an American campus a decade ago, you would have seen around 20 bars and just a single coffee shop. Today, the situation is often the reverse. Coffee has become a life-style beverage, especially when an attractive flavour like vanilla has been added.

Flavours for hot beverages make up an interesting business for Danisco. In North America, for instance, following the acquisition of flavour houses Borthwicks (1997), Beck Flavors (1998) and Flavor Technology Company (1999 via the Cultor merger), Danisco has become the leading supplier of coffee flavours.

Flavour is usually added to coffee immediately after roasting, with liquid flavourings being sprayed over the beans, or mixed into the ground coffee, softening the somewhat bitter coffee taste with cinnamon, chocolate or hazelnut, for example.

Danisco's market share of flavoured coffee is approx. 30% in the USA. New products are under continuous development and Danisco has just launched the sixth generation of its coffee flavour range.

Coffee with added flavours is at present an American speciality, with moderate demand outside the USA until recently. Now, although the European market remains small, Southeast Asia is showing increasing interest.

Positive impact

Dairy products, ice cream and spreads are also important business areas for Danisco's flavours.

A large proportion of net sales, however, comes from flavours for cold beverages. There is a growing market for functional beverages with nutritional and health qualities and during the financial year 2001/02, this trend had a positive impact on Danisco's flavour sales.

High-protein, soya-based beverages have been very successful in the American and Asian markets in particular. The positive health benefits of soya protein have resulted in a marked increase in soya-based products in the market, mainly in beverages but also in ice cream and confectionery.

Flavours for such traditional products as soft drinks and the wide range of dairy products generally saw steadily increasing sales in 2001/02.

Natural flavour spearhead

Significant R&D effort is going into natural flavours which form a major part of Danisco's business; the



Flavour market – growth rates up until 2005*

Soft drinks	+ 28%
Alcoholic beverages	+ 19%
Hot beverages	+ 21%
Snack products	+ 17%
Convenience food	+ 23%
Canned food	+ 21%
Functional foods	+ 70%

* Source: IAL 1999/00
* Danisco
* Mintel



remainder derives mainly from synthetic flavours that are technically identical to natural flavours but cheaper to use.

Vanilla is the commonest flavour in the world and Danisco is one of the world's largest producers of vanilla extract. 2001/02 was a turbulent year for food producers using vanilla extracts. A large proportion of the world's vanilla beans is sourced from Madagascar. During the year, Madagascar was affected by political unrest as well as bad weather that ruined the vanilla harvest a couple of years ago. Danisco has been forced to adjust prices to compensate for events in Madagascar.

Increased capacity

Danisco acquired Florida Flavors at the end of the last financial year and its integration is now complete with operations and sales ahead of expectations over the final two quarters.

Florida Flavors specialises in citrus flavours, specialities and oils derived from oranges, apples and grapefruit. Flavour fractions of the various oils are extracted onsite and blended to produce various natural flavours.

Buyers of these flavours include fruit juice producers who use them to offer consistent taste to the consumer. Juice comes from fruit and so the original taste may vary considerably, which is why natural flavour top notes based on citrus oils are used for adjusting the taste.

The Chinese market continues to enjoy major growth in flavour consumption. In Kunshan where there is already a successful emulsifier plant, Danisco has invested in a new DKK 20 million flavour plant commissioned in May 2002.

www.danisco.com/ingredients

Global market* for flavours by end use


Other 5%
Meat 8%
Savoury 10%
Snacks 6%
Bakery 10%
Confectionery 9%
Dairy 14%
Oral/Pharmaceutical 7%
Soft drinks 31%

*The global market for the above products is approx. DKK 40 billion
Source: IAL 1999/00



Danisco has a premium standing in coffee and vanilla flavours. Danisco's flavour sales amounted to about DKK 1.5 billion in 2001/02. This segment is therefore an important growth area to Danisco.



Sweet and healthy in many ways



People in Asia find the natural landscape of Northern Europe exotic and appealing. In particular, the lakes, the birch forests and the clean fresh air associated with Finland. This is the result of successful marketing carried out by Danisco and the Asian confectionery giant, LOTTE, to successfully launch xylitol chewing gum onto the South Korean market.

The campaign, which received enormous coverage in the South Korean media, singled out Finland, the 'home' of xylitol, as an ideal of clean and healthy living. During the financial year, LOTTE's xylitol gum launch achieved huge growth and by the end of 2001, xylitol chewing gum had a significant market share in South Korea. Danisco has worked extensively with LOTTE to launch the xylitol dental concept in South Korea and in the promotion and positioning of xylitol containing products.

Sales have continued to grow and LOTTE's xylitol gum has since been voted the third most popular product. In Japan, where xylitol has been marketed since 1997, sales have also continued to show steady growth. And it is these two Asian markets that have played a significant role in Danisco's xylitol growth of over 20% last year. Likewise, progress has been strong in the USA. The European market, already the largest region, also recorded positive growth. Today, Danisco is the world's leading producer of xylitol.

Scientific proof

When xylitol was first commercialised in the 1970s, it was primarily the pharmaceutical industry that used the product as an alternative sweetener. Today, usage within the global food industry dominates. Danisco derives xylitol from birch wood and it is therefore also known as 'birch sugar'.

From the 1970s through to the present day, independent research has shown that xylitol improves oral hygiene by modulating the bacteria in the mouth, thereby reducing tooth decay. Danisco has continued to promote xylitol's unique dental benefits in a number of the major markets.

The European market was relatively quick to accept xylitol, not just as a sweetener in chewing gum, but also as an important ingredient in toothpaste, mouthwash and similar products used to improve oral hygiene. In addition to its dental benefits, xylitol has many other valuable qualities and new applications based on xylitol's functional properties, such as its cooling effect, are being developed all the time.

A new area of interest has been identified in research carried out by universities, indicating that xylitol inhibits the bacteria which cause the most common form of acute ear infections.

Other sweeteners

Danisco manufactures and markets a range of speciality sweeteners, many of which have health-related benefits. In today's world where health and nutrition are at the forefront of consumers' concerns, Danisco's sweeteners offer manufacturers the opportunity to market nutritionally enhanced food and beverage products benefiting from claims such as 'reduced calorie', 'prebiotic' and 'reduced glycaemic load', the latter being an indicator of the blood sugar level in the human body.

Danisco is among the world's largest producers of crystalline fructose. Fructose, also known as fruit sugar, occurs naturally in fruit.

Crystalline fructose is sweeter than sugar and has a flavour enhancing effect in both foods and beverages. Therefore, this ingredient is frequently used in desserts, fruit and chocolate-based preparations, energy products for athletes, sweetened beverages, dietetic and diabetic products.

In the last few years, crystalline fructose use has increased due to its attractive taste and health qualities which appeal to the growing number of health-conscious consumers.

Danisco is the world's leading manufacturer of Litesse®, (polydextrose), a 1 kcal/g speciality carbohydrate. It is mostly used as a premium bulking agent to mimic sugar and fat in low calorie products, whilst at the same time improving mouthfeel. Litesse® is increasingly being used in a wide range of food applications where it can bring varied healthful dimensions to the nutritional profile of



Through a customer-focused orientation and well-defined product strategies, the number of customers has increased considerably in the Sweeteners segment. Today, xylitol is the most important product within the sweeteners area. Sales of sweeteners were DKK 1.6 billion in 2001/02 and went up by 4% compared to last year.
At the end of the financial year, sales were negatively impacted by the precarious economic situation in Japan.

these products. The product family of Litesse® includes a premium grade, which is suitable for high quality sugar free chocolate and as such, Litesse® is increasingly finding its way into the sugar free confectionery sector.

Litesse® has long been recognised in Asia as a dietary fibre and has therefore been included in a very popular beverage product, which was highly successful in the last financial year. The consumer hereby enjoys the health benefits of an increased fibre intake and the manufacturer can declare Litesse® as a fibre in the nutritional fact panel with potential claims such as 'high in fibre'. Danisco started to market Litesse® as a fibre in the US during this last financial year.

Danisco is also among the leading manufacturers of the reduced calorie sweetener, lactitol. Produced from milk sugar (lactose), lactitol is slightly sweet and does not have the cooling effect normally associated with polyols. This makes lactitol an ideal sugar substitute in chocolate and baked goods. Lactitol's similar technical qualities to those of sugar makes it popular also in sugar free confectionery. Sales of lactitol have increased in the last 24 months, especially in the Japanese and North American markets.

www.danisco.com/sweeteners


Sweeteners
Net sales
DKK billion
2.0
1.5
1.0
0.5
0.0
99/00
00/01
01/02


Ingredients and Sweeteners
Net sales per employee
DKK million
2.0
1.5
1.0
0.5
0.0
97/98
98/99
99/00
00/01
01/02

Sugar has become a brand



Northern European consumers can look forward to sugar becoming a more dynamic product area in which traditions are challenged. At the end of the financial year 2001/02, Danisco Sugar completed the first phase of its most comprehensive change process for years. All sugar products have been included under one range with a common packaging design and with all sharing the common brand name of Dansukker. The production and sale of sugar to the retail industry was previously limited to each country having its own local products. Danisco enjoyed the benefit of having strong and well-established products – however, it hindered product development, because the limited size of the individual markets did not facilitate launching of novelties.

Danisco wishes to be more progressive and develop new products as a means of supplementing or replacing old ones. Therefore, retail products for the four Nordic countries and the Baltic states have now been combined under one common Northern European product range. Danisco Sugar's domestic markets have some 30 million consumers, which more or less corresponds to the size of the markets, where a number of other European sugar producers operate.

In 2001/02, sales of sugar developed satisfactorily in every market. Sales in Lithuania are still affected by the authorities' unwillingness to create stable political conditions for sugar production. Weather conditions benefited sales of sugar-containing products, just as the weather conditions late in the summer of 2001 ensured a normal growth season for sugar beets.

The most important applications for Danisco's sugar products are beverages, ice cream, confectionery, bakery products, dairy products and various semi-manufactures.

Increasing number of exciting products

The relaunching of all retail products has included a new packaging concept appropriate for the new situation in which close to all products are marketed across borders.

Thus, Danisco has been able to reduce the volume of product variants from 50 to 20, while still providing consumers in each country with a range of four to six new products.

Apart from the basic range of traditional sugar products, more specialised products have been launched in all the markets for the various customer groups. The three overall product groups are: Family products, trend products and organic products. In addition, some of the

Danisco's sugar production 2001 (1,000 tonnes)

Denmark (Nakskov, Nykøbing and Assens)	479
Sweden (Örtofta and Köpingebro)	402
Finland (Salo and Säkylä)	145
Germany (Anklam)	132
EU countries – total	**1,158**
Lithuania (Kedainiai, Panevezys and Kursenai)	88
Total	**1,246**

Danisco's EU sugar quotas in 2001/02 (1,000 tonnes)

	A quota	B quota	Total
Denmark	325	96	421
Sweden	335	33	368
Finland	133	13	146
Germany	96	30	126
Total	**889**	**172**	**1,061**

products aim at making cooking easier – one example of that being icing sugar with cocoa powder, making it easier to make chocolate icing.

So far, the branding strategy covers the Danish, Swedish, Finnish, Norwegian, Lithuanian and Estonian markets. In Finland, Danisco has close and good cooperation with Lännen Tehtaat, which apart from being a stakeholder in the Finnish part of Danisco Sugar is also in charge of retail sales in Finland.

To an increasing extent, sugar is becoming a brand and the numerous new products from Dansukker will benefit Danisco's profile as a market-oriented business in the long term.

Individual considerations for industrial customers

Around 80% of the sugar production is sold to industrial companies, and since the price level is fixed under the EU sugar regime, other market initiatives have to be applied to differentiate Danisco from its competitors.

An increasing number of customers want Danisco to supply sugar that meets clearly specified special requirements.

Food safety is also an important parameter. Therefore, Danisco continuously works to develop production and work processes in order to continue to meet industrial customers' and consumers' demands for healthy foods.

On an ongoing basis, Danisco carries out satisfaction analyses of industrial customers. These analyses are used




Sugar
Operating profit (EBITA)*
DKK million
1,250
1,000
750
500
250
0
97/98
98/99
99/00
00/01
01/02
*Operating profit before amortisation of goodwill (EBITA)


Sugar
Net sales per employee
DKK million
2,5
2,0
1,5
1,0
0,5
0
97/98
98/99
99/00
00/01
01/02


Sugar
Danisco's sugar production
1000 tonnes
1,500
1,200
900
600
300
0
1997
1998
1999
2000
2001
Comprises production in the EU states of Denmark, Sweden, Finland and Germany

as a tool in our efforts to put the individual customer first – and a questionnaire carried out in 2001 showed that Danisco succeeds in doing just that:

A so-called *Problem Detection Study* included the customers who buy more than 100 tonnes per year in Denmark, Sweden and Norway. Our customers were given the opportunity to point out areas for improvement, just as they were asked to mark their cooperation with Danisco on a scale from 1 to 5 (highest). In that connection, Danisco achieved 4.00 in Denmark, 4.12 in Sweden and 4.22 in Norway. The respondents were particularly impressed with Danisco's product quality, deliveries and administrative routines.

Number 1 in Europe before 2006

Through the 1990s, Danisco Sugar gained a strong foothold via acquisitions, and in the last five years Danisco has invested a total of DKK 1.6 billion in streamlining and enhancing the efficiency of operations.

Danisco's target is to become no. one within the next four years, which calls for a process of constant improvements.

In order to achieve this target, a number of financial requirements must be met as well – which they were in 2001/02:

- Sales level must be maintained
- Cash flow must grow by 5-6% annually
- Return on average invested capital must be no less than 12%

Subsequent to the extensive streamlining of production facility structure in the sugar area of recent years, efforts will be focused on the internal lines in the coming years: The key word is 'Operational Excellence', which means that every process must be carried out as efficiently as possible – both from a technical and financial point of view. This entails:

- Optimisation of production and working methods
- Focus on logistics, customer service and food safety
- Development of employee competencies

Since the production facility structure is in place, the investment level at the factories is expected to fall to a level of approx. DKK 250 million per year – compared to some DKK 450 million on average in the last few years.

New factory structure off to a flying start

During the 2001 campaign, Danisco's production totalled 1,246,000 tonnes of sugar, which is a highly satisfactory result. The campaign was effective at all sites and the new structure that includes fewer but bigger factories turned out to work as anticipated.



Improved seed launched

In 2001/02, Danisco Seed, which develops, produces and markets seed for sugar and fodder beets, winter oil-seed rape, peas and sunflowers, launched a vast number of new varieties. Improved varieties combined with a focused sales and marketing effort have meant that Danisco Seed is now represented in every significant market in Europe – and as market leader in several countries. This makes it easier for Danisco to meet extensive testing, to which the seed industry's products are submitted every year.

All factories have met the defined efficiency targets, and several factories managed to set production records. For instance, the factory at Örtofta in Sweden succeeded in handling 50% more beets following an expansion worth DKK 700 million.

Up until now, storage costs have been part of the price fixed by the EU, which is due to the industry's obligation to supply sugar throughout the year and not to sell out immediately after the campaign. This regime was abolished in 2001 in connection with the adoption of a new EU sugar regime and did not abolish the market's obligation to store sugar. The abolishment of the so-called compensation system for storage costs for sugar reduced Danisco's earnings by some DKK 70 million in 2001/02.

New inter-professional agreement in place

Danisco considers the 15,000 beet growers as our most important collaborators. In 2001, Danisco and the beet growers concluded new inter-professional agreements to apply in Denmark and Sweden.

The inter-professional agreements are satisfactory for both parties and thus represent a joint interest in maintaining a sound financial policy for beet growing as well as sugar production. The agreements pave the way for rationalisation, allowing beet growers to sell their quotas to other beet growers.

Beet growers as well as Danisco must be prepared for the changes that may come about in case the EU sugar regime is changed.

Sugar
Net sales by geographic segment


Rest of the world 7%
Eastern Europe 11%
Germany 5%
Other EU countries 2%
Norway/Iceland 10%
Finland 16%
Denmark 22%
Sweden 27%

Sugar
Volume by industry


Other non-foods 3%
Other foods 8%
Retail market 23%
Bakery products 12%
Beverages 24%
Confectionery 19%
Canned foods 11%

The European sugar regime

In the EU, sugar production is regulated by a regime, which is the only one of the agricultural schemes not to affect the EU's budget. The present regime expires on 1 July 2006.
The sugar regime is based on the European Union requiring a high degree of sugar delivery reliability, a stable price level and a politically decided earnings basis in relation to sugar beet growing in the EU. The regime is based on a combined quota, price and levy system and import and export regulation of sugar and products containing sugar.

Production quotas

Combined, the EU's sugar quotas total approx. 14.5 million tonnes per year, which break down into two quotas:

- A quota of approx. 12.0 million tonnes, which is subject to an EU production levy of 2%.
- B quota of approx. 1.8 million tonnes which is subject to an EU production levy of about 40%.

In addition, the EU has a scheme allowing a number of developing countries to export some 1.7 million tonnes of cane sugar to the EU at the prices prevailing in the EU.
The quotas are up for revision once a year, with export terms for sugar on the world market being taken into account. In 2001/02, Danisco's A quota was 889,000 tonnes and its B quota was 172,000 tonnes. In addition to this, a quota of approx. 60,000 tonnes was allocated to cane sugar refining in Finland.
Apart from the A and B quotas, sugar is sold on the world market at the prevailing prices under free trade. Sugar produced in excess of the A and B quotas is called C sugar.

Sugar and politics

On a regular basis, the sugar regime is the object of political criticism as prices within the EU are higher than the free world market prices. Only some 20% of the total global production, however, is sold at the world market price and in most places sugar production is either directly or indirectly subject to a market scheme, which involves significantly higher prices.

In the USA, the new Farm Bill was recently adopted, granting a significant increase in government support to the agricultural sector. A number of other countries have similar schemes for direct financial support.
In the EU – and not least in the countries, where Danisco operates – there are exacting demands on companies to take environmental factors, food safety, health and safety at work, ethics and moral issues into account. These exacting demands increase costs for both beet growers and the sugar industry. Political demands aimed at ensuring a sustainable sugar production are not imposed to the same extent on those producers in a number of developing countries, who have free access to the European markets through the so-called EBA Agreement.
Throughout the past 14 years, sugar prices in the EU have remained largely unchanged. In the event of proposals for price and/or quota reductions, the industry will have to support farmers in their claims for compensation to the same effect as the per hectare support scheme which the EU grants for cultivation of all other important crops.

Post 2006

In 2006, when the present sugar regime is up for renewal, the increased liberalisation of sugar trading will probably be an issue in the political debate. Danisco has prepared for a change but in all probability, a renewed sugar regime would provide acceptable conditions for beet growers and the industry alike, taking food safety, employment, etc., into account.
Danisco expects that governments within the EU will continue to see the need for sugar beet growing within the Union, and that in accordance with the EU Treaty a basis will exist for continuous development of a competitive industry. Price and quota adjustments are likely due to the fact that the EU foreign ministers have decided to give the world's 48 poorest nations free export access to the European market with gradual effect from 2006 in accordance with the EBA agreement which will come into full effect in 2009.

* EBA: Everything But Arms

Building future growth today

In April 2002, Danisco announced that its scientists had succeeded in identifying a method that will enable the enzyme *Hexose Oxidase* to be produced in quantity so paving the way for its industrial use.

The enzyme, originating from nature and derived from seaweed, was discovered a few years ago by a group of non-Danisco scientists. The only problem was, however, that profitable production was not possible since seaweed contains only very small quantities of the enzyme. But Danisco's scientists were determined to solve the problem and applied advanced biotechnology to identify a solution.

The HOX enzyme, as it is known, will be a substitute for certain chemical raising agents currently used in bakeries. It will also provide a number of practical benefits for industrial pizza production as the enzyme can control the browning of the cheese layer during cooking.

Danisco holds global patent rights for the HOX enzyme and is forecasting annual sales of around DKK 50-100 million within the next three to five years.

The launch of the enzyme was the result of several years' work and is one of many examples of how Danisco constantly works to maintain its position as the world's leading producer of functional food ingredients.

In societies where both partners work, consumers often feel short of time, which means that people increasingly want to buy foods that are not only healthy and tasty but also convenient and easy to prepare.



Danisco helps the food industry to meet consumer demand effectively and efficiently.

New products – non-stop

Product life cycles are getting shorter all the time requiring new products to be developed faster, which is one of the reasons why R&D will continue to be at the core of Danisco's activities.

Danisco's long-term goal is that novel products should account for an even larger proportion of sales. Apart from flavours, 20% of the functional food ingredients sold are less than five years old.

By generating new knowledge and combining it with existing know-how, Danisco is able to develop products that can secure Danisco an ever larger share of the ingredients market. This market enjoys higher growth rates than the food sector as a whole, which is a natural consequence of the increased industrialisation of food production.

During the past year, a number of probiotic cultures for yoghurt have been launched. These enhance people's health and sense of well-being.

In addition, a new form of protectant is ready to be marketed. These cultures work as a natural preservative and could fully or partially replace more traditional forms of food preservation in future.

The development of new pectins for acidified protein drinks is enabling the industry to ensure a stabilised finished product. Pectin is derived from the peel of citrus fruits and is an ideal thickener.

However, developing new products is not all Danisco does. Existing products are also maintained and renewed in order that customers continue to benefit from their dealings with Danisco.

On a practical level, Danisco is strongly committed to offering customers the best possible service: In 2001/02, Danisco carried out more than 600 training sessions with customers from around the world in Danish labs alone.


Group
Research and development costs per employee
DKK '000
50
40
30
20
10
0
97/98
98/99
99/00
00/01
01/02

Products less than 5 years old account for 20% of sales (does not apply to Flavours).



From molecule to mouthfeel

When Danisco develops food ingredients, a number of factors are involved but the starting point is always a molecule, because the basis for any scientist is the composition and structure of the product's smallest components.
The new product is then developed and tested thoroughly before being put to the ultimate test: The taste experience of the finished product.
The process of creating a new product involves experts from a number of fields such as biotechnology, microbiology, chemistry, health and nutrition, separation technology and process development, food technology and sensitivity and allergy.
To secure Danisco's intellectual property rights, the sales potential and the technology of every new product are assessed before it is decided whether or not to file a patent application. This is to ensure that the product will meet the quality standards that will reasonably be required. The intensified R&D effort to extend Danisco's technology platform has also resulted in an increasing number of patent applications. With a net increase of 360 active patents and patent applications during the year, the total portfolio of patented rights made up more than 2,500 at the end of the financial year.

International R&D collaboration

To a great extent, development and production of modern food ingredients involve technology, especially the new bioingredients. Apart from our own R&D work, Danisco collaborates with institutes, universities and other businesses doing R&D.

In aiming to extend Danisco's technology base, Danisco has had a strategic alliance with its US-based undertaking Genencor International since 2000, centring on biotechnological development projects.

Under the agreement, investments of up to USD 20 million are to be made within a few years. The projects are progressing to plan and Danisco expects the first products to be launched within the next couple of years.

During the financial year 2001/02, R&D costs accounted for 2.4% of Danisco's net sales. R&D costs in the various business areas: Ingredients and Sweeteners spend significantly more resources than Sugar.

Internally, Danisco has developed a number of IT-based measuring tools, which offer individual business sections more precision in selecting the right project ideas and assessing more precisely the profitability of the individual projects.



Research and development costs by net sales
%
4.0
3.0
2.0
1.0
0
00/01
01/02
Ingredients and Sweeteners
Sugar
Group



Welcoming good ideas


DANISCO

Since the launch of Danisco Venture in May 2001, this new unit has been staffed by scientific, commercial and financial specialists who search for good ideas and then assess their relevance and sustainability. They are supported by a team of external experts from around the world as the unit's Scientific Advisory Board.

R&D has a high priority at Danisco. The reason for establishing a special venture unit is that Danisco is fully aware of the relevant and attractive business ideas that exist outside Danisco. Danisco Venture is there to facilitate the right framework for matching these business ideas and Danisco's core business.

Anchoring Danisco's venture activities in an independent unit is based on the need for special expertise in order to assess and incubate ideas into becoming viable businesses. Usually, investments are made in new businesses, where greater risk is involved. This means that the rate of return must be significantly higher than Danisco's usual return requirements.

Money and active cooperation

Danisco has a long-term interest in establishing collaborations with universities, R&D institutions and the financial environment that, like new businesses, could benefit from working with a group like Danisco.

Danisco Venture's task is to play an active part in running the new businesses, not merely by investing in them but also by establishing a connection between the business and relevant collaborators at Danisco or elsewhere. Collaboration can involve R&D, sales and marketing and production.

Danisco has committed DKK 500 million for its venture investments, funds that are expected to be invested within five years. At the end of April, more than 300 businesses and business ideas had been assessed, of which three have so far been turned into specific investments during the financial year:

Biologic A/S is a Danish biotechnological company developed by academics at the Royal Veterinary and Agricultural University. The aim is to exploit plants' own processes to develop flavours and fine chemicals. The investment took place in January 2002.

WellGen Inc. is a US-based company dedicated to high-tech identification and extraction of plant chemicals with qualities that can prevent disease. The aim is to use the extracts in functional foods. The investment took place in December 2001.

DTU Invest is a venture fund connected to the Technical University of Denmark. The aim is to identify early stage ideas and projects in biotechnology and foods which are relevant to Danisco. The investment took place in October 2001.

Back in 1998, Danisco invested in **Zylepsis**, a British company specialising in biotransformation, a technology in which enzymes and microorganisms are used instead of chemical processes, for instance in producing natural flavours.

www.danisco.com/venture

Danisco Venture focus versus Danisco focus


Maturity
Danisco Innovation
Danisco M&A
Time
R&D projects
Seed/start-up
Maturity
Danisco Venture focus

Danisco Venture – strategy

Vision

To be recognised as a leading venture capital investor in – and owner of – businesses providing value-added products, services and technologies to the food and beverage industry.

Mission

To create shareholder value by investing in and actively developing companies which leverage and support Danisco's strategic focus.

As for the rest of Danisco's R&D, an important requirement for Danisco Venture's activities is to identify new opportunities for products, technologies, or savings for the customers. Overall, Danisco's R&D investments will continue to form an increasing part of net sales. Danisco regards R&D activities as an important competitive parameter.

Knowledge is important capital



For a global company like Danisco, management and development of knowledge is vital to the business strategy. Over the last couple of years, Danisco has developed systems that support:

- Intensified, knowledge-based relations with customers
- Increasing synergies across the units
- Knowledge-based economies of scale
- Pooling of important strategic knowledge
- Accelerated development of new products
- Capitalisation of corporate knowledge that benefits the business
- Knowledge retention in the organisation
- Protection of key knowledge

Internal systems

A number of knowledge management systems are primarily directed at internal functions, production sites and divisions. The most important are:

Global Information Network used for sharing and developing knowledge between Danisco's sites all over the world, including R&D results, product knowledge, reports, contracts and personal information.

Centres of Expertise, a number of expert areas in the ingredients business. Individually, they make up a virtual project group that exchanges professional knowledge and news.

Cross Region Innovation Group provides a forum for innovation/application staff placed throughout the organisation every six months, who get to see local facilities, exchange knowledge and build up specialist networks.

Global HR is a system under development. The aim is to ensure that Danisco is always aware of the competencies of key employees.

Portfolio Management covers every single development project and its current status. This tool provides an overview of the knowledge areas in which Danisco needs to make further investment. At the end of the financial year 2001/02, the system was ready to be implemented.

Ideas and processing system

In parts of Danisco, an *ideas and processing system* has been implemented.

The system is based on Lotus Notes and used by Innovation to register good ideas. The ideas are processed by a management group on a monthly basis. The person entering the idea into the system gets personal feedback after assessment and screening. A certain procedure is followed for entering and sharing of ideas. The system promotes innovative creativity.

External systems

The aim of Danisco's external knowledge management systems is to boost Danisco's collaboration with customers, to gather information on competitors and to register new trends in the food industry.

Partnerweb is a new creation designed to link customers closer to Danisco by sharing and communicating knowledge such as technical information, formulations, product description and news. All users have their own profiles to ensure they receive and can access relevant information only.

The competitor database contains knowledge on competitors' results and product strategies.

Information service is managed decentrally and allows Danisco's employees to search for technical and commercial information, articles, technical books and news on the latest market trends.

In order to strengthen future management and handling of Danisco knowledge, a person has now been appointed with overall responsibility for this particular area.

www.danisco.com

An attractive workplace

Danisco considers its employees as its most important asset and as such Danisco wishes to attract, develop and retain qualified staff in all the countries, where Danisco operates.

Danisco's vision is to become the leading global supplier of ingredients to the food industry, and aims to achieve this goal by offering food producers a wide range of ingredients that improve the quality of end products.

A clear strategy, ambitious targets, strong values, high ethical standards, competitive conditions of employment and an inspiring working environment all contribute to making Danisco an attractive place to work.

Through dialogue between employees and managers, Danisco offers professional challenges and opportunities for personal growth. Job training, learning and internal recruitment ensure that employees have the opportunity to change directions and to fulfil their ambitions.



The five values	The Danisco Way
We create value We create value for our customers, shareholders, employees and the societies in which we operate by being the leading food ingredients company.	We create value for our customers by having an in-depth understanding of their business and by understanding our customers' needs and requirements. We create value for our shareholders by continuously generating profit and growth. We create value for our employees by maintaining and improving their opportunities on the labour market. We create value for the societies in which we operate by integrating sustainability in our operations.
We are innovative We challenge the present in order to create tomorrow's solutions.	We are open to new ideas and new ways of doing things. We utilise our knowledge and creativity to achieve innovation and continuous improvements.
We build competencies We develop new knowledge, new skills and new attitudes in order to constantly improve our business.	We have a challenging working environment in which continuous learning and development are a natural part of our daily operations. We learn from each other in an organisation without borders.
We take responsibility We take responsibility for our company, for ourselves and for our surroundings.	We take responsibility for the quality and safety of our products – and for safety in the workplace. We know Danisco's targets and the role we play in achieving them, and we are committed to reaching these targets. We act as responsible neighbours wherever we operate.
We believe in dialogue We engage in open and honest dialogue, both internally and externally.	We listen, discuss and invest time in dialogue with colleagues throughout the organisation. Communication and dialogue with the outside world is a cornerstone for the sustainability of our business.


DANISCO MOTIONS

Targeted supplementary training takes place externally and internally. The training programmes are arranged in close cooperation between Danisco and leading business schools such as IMD in Switzerland and INSEAD in France. Professors from these institutions teach the courses that are attended by Danisco's employees.

A number of internal training programmes are also international. For instance, this applies to Danisco's Young Manager Programme, which is offered in Europe and the USA – with e-learning integrated in the programme. In every case, a training programme is arranged which involves challenges and problems relevant to the individual employee and to the organisation as a whole.

Social responsibility

At all levels of the organisation, 'The five values' have been integrated as the cornerstone of Danisco's day-to-day operations. In practice, this means that things are done in a special way: 'The Danisco Way'.

An important aspect of running a business the Danisco way is to be socially responsible. Danisco has always shown consideration for its employees and our surroundings, and in 2001, Danisco took it one step further and established a specific policy for this area.

Social responsibility is two-dimensional: Internal and external. The internal dimension concerns Danisco's relationship with its employees – and the external dimension concerns Danisco's relationship with the society in which it operates.

Human rights, equal opportunities, freedom of association, fair working conditions and employee development are some of the key words in Danisco's social policy. Where layoffs are unavoidable, the employees affected should have the best possible support in order to be able to move on with their lives.

A current example is the closing down of Jordberga Sugar Factory in Sweden, which ended up affecting 130 employees. A few employees were transferred to the nearby sugar factories at Örtofta and Köpingebro, some retired and others found jobs outside Danisco. For all others concerned, a supplementary training programme was launched in 2001 providing the employees with a strong platform for job hunting.

Sustainability

In defining its approach to sustainability, Danisco has involved internal and external resources. The product of this has been to define a four-pillar approach: SHEQ*, Product Safety, Environmental Ethics, and Social Issues and Business Integrity. In considering and appraising all these factors, Danisco works with stakeholders and players in the food producing value chain, in which Danisco, its customers and suppliers play a vital role.

Reporting

Danisco published its first Sustainability Report in December 2001 to underlie vision and strategy together with policies and objectives for the future. The current tasks Danisco is engaged in are to continue to implement documented management systems for safety, health, the environment and quality in line with the scheduled timetable, and in so doing, define Danisco's group level targets for sustainability.

The reporting process included an extensive verification. This was invaluable, not only for the external audience but also as an internal learning experience. The verification team agreed that the scope of the report was sufficiently broad and gave a balanced view of Danisco's performance. Danisco was also credited for addressing several difficult issues such as genetic modification and animal testing. However, much of this work has been focused on developing systems. Danisco is currently integrating considerations of sustainability in all relevant business processes such as R&D and the supply chain.

In response to the findings of the verification, various supplier criteria were assessed in the light of Danisco's four-pillar approach to sustainability. In addition to existing environmental, quality and product safety criteria, consideration is also being given to emerging social and ethical issues.

The next Sustainability Report to be published in the autumn of 2002 will give further details of Danisco's achievements in the field of sustainability, and will again be subject to verification.

Safety, Health, Environment and Quality (SHEQ)

While the certified quality and environmental management systems in Danisco Sugar are extensive, Danisco is still working on environmental management systems in Ingredients. Danisco held the first workshops for sites included in the implementation project in the 2001/02 financial year. Our goal is to have the management systems fully implemented at some 20 sites by 2005. During 2001/02, Danisco Sugar started a strategic project to cut the amount of processing aids. This project covers 2001-2006 and includes action plans



Danisco's four-pillar approach to sustainability

	SHEQ*	Product safety	Environmental ethics	Social issues and business integrity
Issues	• Safety, Health, Environmental, and Quality Management • Value chain management • Continuous improvement	• Safety assessments • Traceability / Value chain management	• Utilisation of modern biotechnology / GMO traceability • Animal trials / Alternative experimental models	• Human and employee rights • Community rights and involvement • International Community • Security, advocacy, business ethics, compliance, cultural/political sensitivity, business partners

*SHEQ: Safety, Health, Environment and Quality



and specific targets for various processing aids used in sugar processing. The 'Clean Beet' project, which saw a significant reduction in the amounts of soil coming to factories in Sweden and Denmark, has been adopted as part of routine sugar beet cultivation. Initial trials of these 'clean beet' varieties with improved shape and less root grooving have been started in Finland in conjunction with the Sugar Beet Research Centre.

Further, Danisco has been investigating our consumption of such natural resources as energy and drinking water and the potential for savings. Our objective is to be able to set Group targets for reducing energy and water consumption for the next three-year period and this is supported by several individual projects, such as energy agreements in Denmark and Finland.

Danisco's online environmental database has been used to gather and collate data on the environment and health and safety (EHS), together with data on EHS investment and expenditure since 1999/2000. During the year ended, Danisco has been running a project to transfer all the information to a data warehouse solution, which will enable us to provide sophisticated reporting at the corporate, divisional and site levels. This will also switch the emphasis towards site-based data assurance as recommended by the verification team by giving the sites a tool for effective data checking.

Danisco's Ingredients segment started an allergen project in October 2001, designed to provide an overview of substances that can produce allergic reactions. The project is designed to create a worldwide



Danisco allergen concept and to ensure uniformity and transfer of knowledge. The focus is on preventing cross-contamination and incorporating allergens into Hazard Analysis Critical Control Point (HACCP) plans. At present, a global allergen policy, general recommendations and some standard training material are under preparation. A specific Risk Assessment project was initiated in Ingredients in December 2001. Though our sites are very experienced in HACCP and risk analysis, this project concentrates on food processing equipment instead of the more traditional focus on processing lines.

Acquisitions and divestments

During the year ended, Danisco acquired the food ingredients business Germantown, with six production sites. Danisco's due diligence included an environmental data room investigation combined with a visit to all sites. This revealed that only a few supplementing investigations will be needed and these are scheduled for 2002/03.

Danisco Flexible was divested in June 2001, with both vendor and purchaser conducting environmental due diligence at Flexible business sites. The supplementary investigations revealed a need for adjustments at a number of sites and most of these will be carried out during the 2002/03 financial year. Only a few of the sites have experienced greater environmental impact, requiring longer remedial work.

Danisco Pack UK was divested in September 2001. Due diligence included investigation of submitted environmental data, a third party environmental investigation and report and an asbestos survey, on the basis of which three minor supplementary contamination investigations took place. These revealed no contamination that needed to be remedied.

Social issues

In the Sustainability Report published in December 2001, for the first time Danisco outlined its approach to corporate social responsibility. A lot of work had already been done over the years to promote these principles and now it has been formalised in our new social policy. In defining our policy, Danisco consulted with stakeholders so as to identify the most important social issues facing the food industry in the area of corporate responsibility.

One of the most important factors in our four-pillar approach to sustainability in Danisco is to raise awareness of Danisco's social commitment. The task for the first years will be to identify the key indicators. However, the focus in the next Sustainability Report will be more on analysis of issues rather than demonstrating compliance. Raising awareness of the policy, confirming key social issues and identifying the potential tools Danisco needs are the present challenges.

As part of policy implementation, current supplier evaluation criteria have been reassessed and extended to include emerging social issues.

www.danisco.com/sustainability_report

Corporate governance



Danisco has sharpened its focus on shareholder relations in recent years, while developing good corporate governance practices based on a number of relevant activities. The Danisco management is committed to securing long-term value creation in the company and to swiftly releasing all information relevant to the shareholders and stock market.

Danisco's Board of Directors continuously secures the framework for and the processes associated with the overall management of the company (corporate governance). It holds annual meetings, during which the corporate rules, policies and practises are under review in order to ensure that they are relevant and updated at all times. In this connection, Danisco's Board of Directors has decided to submit a proposal at the Annual General Meeting on 5 September 2002 to amend the Articles of Association with regard to notices for convening of the Annual General Meeting and the term of office for the members of the Board of Directors, among other things. The proposals are stated in 'Report on the 2001/02 financial year' on page 44. The work of the Board of Directors is regulated by the company's Rules of Procedure. The plan is that the Rules of Procedure will comprise the adopted policies and practises in the future.

Danisco has one class of shares only, and none of the shares carries special rights. Each share of DKK 20 represents one vote. However, no shareholder is entitled to exercise the voting rights for a share amount of more than 7.5 per cent of the company's issued share capital.

The Board of Directors comprises 11 members, with eight elected by the shareholders at an annual general meeting and three elected by the company's employees in Denmark. It is the Board of Directors' intention that the Board shall comprise nine members as soon as possible; six elected by the General Meeting and three by the employees.

When the Board of Directors nominates candidates for election at the Annual General Meeting, emphasis is placed on ensuring:

In April 2002, the Board of Directors and the Executive Board visited Danisco's plants in Kunshan, China and Penang, Malaysia. The delegation received first-hand briefings on the situation in Asia-Pacific, which, in the near future, is expected to take over the role as Danisco's single biggest market.

- that the Board of Directors possesses business-related competencies matching the company's needs, has a balanced age distribution and extensive business experience and international background
- that the Board members are independent of the Executive Board and the other members of the day-to-day management
- that there are no conflicts of interest between the members of the Board of Directors and the company, and
- that no Board member elected by the shareholders is employed by or dependent on the company

The election of Board members by the employees takes place in compliance with Danish legislation.

From among its members, the Board of Directors elects a Chairman and one or two Deputy Chairmen. The Chairman and the Deputy Chairmen constitute the Chairmanship. The work of the Chairmanship is regulated by the company's Rules of Procedure.

Each year, the Board of Directors holds at least six Board meetings where all matters concerning the company's overall development are considered, including

- the strategies of the individual business areas and the company
- the overall financial targets and capital structure,
- accounts and financial reporting
- social, ethical and environmental issues
- prospective mergers, acquisitions and divestments of companies and activities as well as major development and investment projects

The Chairmanship considers remuneration to management and decides and proposes to the full Board of Directors the delegation of responsibilities in the Executive Board as well as conditions of employment in other respects, including the establishment of financial incentive programmes.

The Board of Directors considers the formulation of, and follow-up on, the strategy of the company at an annual meeting. The Board of Directors also pays visits to the company's undertakings in Denmark and abroad at suitable intervals, and visits to Danisco sites in China, Malaysia and Singapore were made during the financial year 2001/02.

In the time between ordinary Board meetings, Board members are regularly briefed about the Group's affairs, and extraordinary Board meetings are convened when deemed necessary.

The Board of Directors supervises the company and monitors that the company is properly managed. The Executive Board provides the Board of Directors with monthly and quarterly reports on the company's financial development and standing. The company's two auditors attend Board meetings to brief the full Board of Directors at least once a year (annual accounts meeting), and meet with the Chairmanship at least twice a year.

The effort of the individual members of the Board of Directors and Executive Board is continuously evaluated. As of the financial year 2002/03, this evaluation will be further systematised.

The members of the Board of Directors receive a fixed annual remuneration and are not included in a share option programme or the like.

The Board of Directors may grant retired Board members with many years of service and experience an annual fee for serving the Board of Directors. Each year, the Board of Directors considers the granting of such fees.

The President of the Executive Board and the other Executive Board members are responsible for the company's development in activities and operations, financial performance, asset management, book-keeping as well as internal matters.

A share option programme has been set up for the Executive Board and around 100 senior executives as described in note 2 to this publication. Any exercise of options by the Executive Board will be reported to the Copenhagen Stock Exchange when the company has been notified thereof.

The company's management is not aware of any agreements between the company's shareholders regarding or based on shareholders' holdings of shares in Danisco A/S.

Financial risk management

Given the international scope of the Group's business activities, Danisco's results and capital and reserves are affected by various financial risks, such as liquidity, interest rate and exchange rate risks. Liquidity and interest rate risks are managed centrally by Corporate Treasury, whereas decisions on exchange risk hedging are handled by the various business units in accordance with corporate policies, and in the case of future purchases and sales on the basis of commercial considerations. The business units' hedging transactions are conducted via Corporate Treasury, which undertakes external hedging of the Group's positions.

Hedging via financial instruments at Danisco is regulated by instructions issued by the Board of Directors and the Executive Board. The instructions specify risk limits for Corporate Treasury, the types of financial instrument allowed for trading, eligible transaction partners and reporting of actual positions compared with the risk limits.

Financial instruments are used for hedging commercial risks only, and where several types of financial instruments are available for hedging a specific position, simplicity is a decisive factor in the choice of financial instrument.

Liquidity risk

Danisco's funding is primarily handled by Corporate Treasury on the basis of the business units' investment and operational liquidity requirements.

Local conditions may mean that subsidiaries' funding is not obtained through Corporate Treasury but directly from one or more of Danisco's principal bankers by agreement with Corporate Treasury.

Danisco's liquidity reserves consist of bank deposits as well as committed and uncommitted credit facilities with major financial institutions. To a lesser extent, liquidity reserves are in some periods placed in money market instruments or bonds.

At the end of the financial year 2001/02, the maturity structure of committed credit facilities was (DKK million):

Maturity	30 April 2001	30 April 2002
0-1 year	531	4,990
1-2 years	5,051	1,887
2-5 years	8,283	6,693
> 5 years	557	278
In total	14,422	13,848

At 30 April 2002, the Group's net interest-bearing debt amounted to DKK 9,182 million against DKK 11,278 million the previous year. Cash reserves amounted to DKK 8.5 billion against approx. DKK 6.8 billion the previous year.

In January 2002, Danisco's Finnish commercial paper (CP) programme of EUR 150 million was extended to EUR 250 million due to the great interest among investors in Finland. A Swedish CP programme is expected to be launched in 2002. The CP programmes will be used on equal terms with the Group's uncommitted credit facilities.

The Group's short-term cash flow is primarily managed through cash pools, where business units with cash pools transfer cash to Corporate Treasury on a daily basis, and where Corporate Treasury then offsets cash drains by cash requirements. Cash pools with automatic balance sweeping have been established in the Nordic countries, Euroland, USA and Canada. In the coming financial year, cash pools are expected to be set up in Mexico and Asia-Pacific.

Interest rate risk

Danisco's interest rate risk primarily consists of interest-bearing debt items, as the Group's substantial long-term interest-bearing assets only amounted to DKK 190 million as at 30 April 2002.

In line with Danisco's interest rate policy, the Group primarily raises loans at the short end of the interest rate curve (0-6 months).

At 30 April 2002, the average duration of the Group's loans was approximately seven months. In line with interest-bearing debt being reduced during the year, the proportion of interest-bearing debt with fixed interest rate maturities of more than two years increased to 12% against 10% the previous year. Fixed-rate loans consist of mortgage debt, DKK 276 million and two loans, so-called Private Placements of USD 129 million in total (DKK 1,065 million). The average maturity of these Private Placements, established as hedging of the Group's investments in US dollars, is approx. three years with a fixed interest rate of 7.35%. In accordance with IAS 39, debt is recognised at amortised cost. As per 30 April 2002, the net present value (NPV) was approximately DKK 39 million higher than the book value.

The risk management policy pursued implies that changes in interest rates appear quickly in the profit and loss account. On the other hand, movements in the net present value of interest-bearing debt will be limited.

Funding is obtained at market rates with the addition of a margin reflecting Danisco's financial strength.

Danisco's bank funding is carried out in currencies depending on the Group's investments and activities.

At the close of the financial year, the three-month market rates were as follows:

% p.a.	30 April 2001	30 April 2002
DKK	5.22	3.67
USD	4.34	1.92
EUR	4.80	3.39
JPY	0.03	0.08

Exchange risk

Exchange risks occur as a consequence of Danisco's international business operations.

Danisco pursues a policy of limiting the impact of exchange rate movements on the Group's results and financial position. The Group limits its foreign exchange exposure by having investments and operating costs in currencies, to some extent offset by sales, and through active currency management.

Each business unit is responsible for monitoring the currency positions that materialise as a result of commercial and financial transactions concluded in non-local currencies. Hedging transactions are made as either money market or forward exchange transactions contracted with Corporate Treasury.

As a result of the Group's policy, assets recognised in foreign currencies are offset by liabilities in the same currency. Future transactions, for instance future sales or purchases, are hedged on the basis of commercial considerations for a period not exceeding 12-15 months.

Danisco's investments in the form of capital and reserves in subsidiaries abroad are solely hedged on a selective basis. At the balance sheet date, investments in the USA were partially hedged, some of the reasons being the size and nature of the investments.

The key currencies, in which Corporate Treasury had concluded forward exchange contracts at 30 April 2002 to eliminate the Group's exchange risk and hedge the Group's foreign currency loans, were (million):

Currency	Contract value	Market value DKK
EUR	770	5,707
USD	165	1,359
JPY	(8,001)	(514)
GBP	(18)	(210)

At the end of the financial year, the average term to maturity was approx. 1.5 months, and the maturity structure corresponded to the underlying hedged transactions.

Credit risk

Primary financial instruments include trade debtors, including divestments, bank deposits and securities. The amounts of the mentioned balance sheet items are identical with the maximum credit risk.

Cash and cash equivalents are deposited with financial institutions with high ratings, and Danisco's trade debtors are distributed in such a manner that the Group's credit risk is not considered exceptional.

Danisco reduces the credit risk of derivatives, including forward exchange contracts, by dealing only with banks with high ratings.

Price risk

Danisco's broad spectrum of purchases and products, including sugar, raw materials, energy, etc., involves a normal commercial price-related risk. The possibilities of incorporating price increases in selling prices depend on factors such as the prevailing competitive conditions.

It is Danisco's policy that long-term contracts with customers and suppliers should provide for the right of renegotiation in the event of major changes in raw material prices. Depending on the prevailing competitive environment, though, such a clause may not always be allowed.

Shareholder information

Danisco's master data

Stock exchange	Copenhagen Stock Exchange
Share capital	DKK 1,164 million
Number of shares	58,2 million
Class of shares	One class
Bearer security	Yes
Voting right restriction	7.5%
ID code	DK0010207497
Reuter code	DEMC.CO
Bloomberg code	DCS.DC


Monthly sales of Danisco shares I May 2001 - 31 May 2002
'000
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
550
0
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02

As part of its dedicated information policy, Danisco is highly committed to open dialogue with the shareholders. All Danisco shareholders are encouraged to enter their holdings in the company's Share Register.

Share turnover

Danisco's shares are listed on the Copenhagen Stock Exchange and were listed on the HEX Helsinki Exchanges until 27 March 2002.

Danisco and the Copenhagen Stock Exchange

The market value of the company's shares was DKK 15.4 billon at year-end on 30 April 2002, compared to DKK 16.5 billion at the same date last year.

Danisco and the Helsinki Exchanges (HEX)

At the Annual General Meeting on 6 September 2001, the Board of Directors announced that it had been decided to take steps to delist from the Finnish Depository Receipt programme at the stock exchange in Helsinki so as to have the shares listed at one exchange only, thereby strengthening the liquidity of the Danisco shares. The FDR programme still exists but is no longer listed on the exchange. As of 30 April 2002, there were about 6,980 Finnish Depository Receipts, corresponding to about 0.1 % of Danisco's total issued shares. The year before, the number was 620,000 FDRs. Further details are available from the Shareholder's Secretariat, tel.: (+45) 3266 2000.

KFX Index weighting (June 2002)

%

Danske Bank	20.7	William Demant H.	3.1
Novo Nordisk B	14.6	Danisco	3.1
TDC B	9.2	Coloplast B	2.5
H. Lundbeck	8.3	Novozymes	2.2
D/S 1912 B	5.7	Carlsberg B	2.1
D/S Svendborg B	5.1	GN Great Nordic	1.4
Vestas Wind Sys.	5.0	Topdanmark	1.4
Nordea	4.5	Jyske Bank	1.3
Falck	4.1	Neg Micon	1.3
ISS	3.4	DSV B	0.9


Share price development I May 2001 - 31 May 2002
DKK
350
300
250
200
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Danisco
KFX index
Peer groups, ingredients: Chr. Hansen, Degussa, DSM, Hercules, ICI, Intl.Flav.Frag., Rhodia
Peer groups, sugar: Ass. British Foods, CSM, Eridania Béghin-Say, Suedzucker, Tate and Lyle

Key figures and financial ratios
Group

		1997/98	1998/99	1999/00	2000/01	2001/02
Average number of shares	'000	59,930	58,566	57,891	57,377	55,734
Basic earnings per share (EPS)	DKK	20.35	15.83	14.44	15.22	16.24
Cash flow per share	DKK	33.51	34.01	40.45	38.03	37.03
Net asset value per share (NAV)	DKK	209	211	235	220	216
Market price per share	DKK	426	325	247	292	283
Market price/net asset value		2.04	1.55	1.05	1.33	1.31
Market price	DKK million	25,480	18,852	14,214	16,489	15,402
Price/earnings	DKK	20.93	20.53	17.11	19.19	17.43
Dividend per share	DKK	6.00	6.00	6.00	6.00	6.00
Pay-out ratio	%	29.4	37.5	41.3	38.8	36.1

Shareholders

At 30 April 2002, Danisco had around 30,000 registered shareholders, down 2% on last year. Registered shareholders thus account for 73% of the total share capital.

Shareholders holding more than 5%

The Labour Market Supplementary Pension Fund (ATP), Hillerød .... 9.6 % as per 13 May 2002

Danisco A/S, Copenhagen .... 7.8 % as per 18 June 2002

LD Pensions, Copenhagen .... 5.7 % as per 30 April 2002

Trade in own shares

Danisco buys back its own shares because it wishes to enhance dividends while boosting the liquidity of Danisco shares on Copenhagen Stock Exchange. Danisco shares are acquired under the existing authorisation granted by the Annual General Meeting on 6 September 2001 to purchase shares of up to 10 per cent of the company's share capital in the period until the next AGM due on 5 September 2002.

As at 18 June 2002, Danisco held 4.5 million own shares, corresponding to 7.81%.

Over the past 12 years, Danisco has issued employee shares on three occasions. The latest programme of April 1997, under which a total of 343,556 shares were issued remains in force, the shares being scheduled for release in January 2003.

Annual General Meeting

The Annual General Meeting will be held on Thursday 5 September 2002 at 4:30 pm at Bella Center, Center Boulevard 5, Copenhagen S.

Dividends

Dividends are declared by the Annual General Meeting. At the coming AGM, the Board of Directors of the company will propose a dividend of DKK 6 per DKK 20 share. Dividends for the year are paid automatically through the Danish Securities Centre immediately after the AGM. Danisco does not pay interim dividends as this is not allowed under the Danish Companies Act.

Danisco's shareholder composition as per 30 April 2002



Unlisted shares 26%
The Labour Market Supplementary Pension Fund (ATP) 10%
Danisco 6%
LD Pensions 6%
Insurance companies 7%
Banks and labour market related funds 5%
Pension funds 5%
Funds 1%
Investment funds 1%
Foreign investors 21%
Private investors 12%

Danisco notices to the stock exchange – own shares

15 November 2001	no. 16	Own shares – ownership: 4.61%
3 January 2002	no. 01	Own shares – ownership: 5.06%
13 May 2002	no. 06	Own shares – ownership: 7.12%

Investor Relations

Investors are welcome to direct enquiries to Danisco's Investor Relations, and all registered shareholders receive the investor and shareholder journal – Danisco Magazine.

During the 2001/2002 financial year, a total of 160 meetings were held in 15 countries, attended by more than 370 investors and analysts. In addition, Danisco held three Capital Markets Days, when the focus was on Emerging Markets, Sugar, Flavours and Sweeteners.

When Investor Relations events take place, Danisco seeks to make them as widely available to the public as possible, using actively the Internet to release announcements of quarterly results and when meetings are held for financial analysts and investors. Danisco also strives to make events such as Capital Market Days or thematic presentations available on the Internet to follow up on such events. Investor meetings in conjunction with announcements to the Stock Exchange are open to the press.

Financial calendar

28 August	2002	IR quiet period for Q1
5 September	2002	Annual General Meeting
11 September	2002	Payment of share dividends
13 September	2002	Payment of FDR dividends
18 September	2002	Q1 accounts 2002/2003 (May-July)
26 November	2002	IR quiet period for Q2
17 December	2002	Q2 accounts 2002/2003 (August-October)
26 February	2003	IR quiet period for Q3
19 March	2003	Q3 accounts 2002/2003 (November-January)
30 April	2003	End of financial year
27 May	2003	IR quiet period for full year 2002/03
17 June	2003	Accounts for 2002/03
28 August	2003	Annual General Meeting

IR quiet periods

There are certain periods during the financial year when Danisco is prohibited from holding investor meetings under the rules of the Copenhagen Stock Exchange. These so-called quiet periods are listed in our Financial Calendar and are normally placed before the quarterly results are announced.


DANISCO
Danisco - Teleconference
DANISCO
Results Q3 2001/02


DANISCO
Related links

www.danisco.com/investor

IR Policy

Danisco aims to reduce the company-specific risk by providing a consistently high level of information and by carrying on an active and open dialogue with investors and analysts.

Danisco strives to provide comprehensive information to the stock market about financial and operational circumstances and strategies.

Through communication, Danisco aims to ensure that the valuation of the shares always reflects the company's situation and expectations.

Danisco's Investor Relations department is responsible for maintaining contact with investors and analysts through regular meetings both in Denmark and abroad.

Danisco notices to the stock exchange

20 June	2001	no. 07	Announcement of results for 2000/01
29 June	2001	no. 08	Sale of Danisco Flexible
8 August	2001	no. 09	Sugar production 2001
15 August	2001	no. 10	Acquisition of Germantown
6 September	2001	no. 11	AMG: Excerpts of the Chairman's statement
6 September	2001	no. 12	AMG: Decisions and appointments
11 September	2001	no. 13	Sale of Pack UK to Mondi Packaging (UK) Limited
11 September	2001	no. 14	Agreement with Nordea on Danisco FDRs listed on the HEX
18 September	2001	no. 15	Announcement of Results for Q1
15 November	2001	no. 16	Own shares
30 November	2001	no. 17	New employee-elected director – Werner Hess
17 December	2001	no. 18	Announcement of Results for Q2
3 January	2002	no. 01	Own shares
6 February	2002	no. 02	Danisco FDR listed on the HEX
27 February	2002	no. 03	Delisting of Danisco on the Helsinki Exchanges
20 March	2002	no. 04	Announcement of Results for Q3
7 May	2002	no. 05	Acquisition of Perlarom
13 May	2002	no. 06	Own shares
19 June	2002	no. 07	Announcement of results for 2001/02

Stockbrokers monitoring Danisco

Brokerage	Telephone:
ABG Sundal Collier	+47 22 01 60 00
Alfred Berg Bank A/S	+45 33 96 10 00
Alm. Brand Børs	+45 33 30 70 30
BNP Paribas	+44 207 595 2000
Carnegie A/S	+45 32 88 02 00
Crédit Agricole Indosuez Cheuvreux (UK)	+44 207 621 5100
CS First Boston Limited	+44 207 888 8888
Danske Securities, Danske Børs	+45 33 64 90 00
Deutsche Bank AG (UK)	+44 207 545 8000
Enskilda Securities	+45 36 97 70 00
Goldman Sachs International	+44 207 774 1000
Handelsbanken Investment Banking	+45 33 41 82 00
HSBC Investment Bank Plc	+44 207 260 9000
Jyske Bank	+45 89 22 22 22
Morgan Stanley	+44 207 425 8000
Nordea Securities	+45 33 33 33 33
Salomon Smith Barney Inc.	+44 207 986 4256
Sydbank	+45 74 36 36 36
UBS Warburg	+46 8 45 37 300
Vontobel Bank AG	+41 1 283 7111
WestLB PanMure	+45 33 44 90 00

For further information, please contact Danisco Investor Relations

Investor Relations
Langebrogade 1
PO Box 17
1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2152
E-mail: investor@danisco.com
http://investor.danisco.com

Michael von Bülow, Vice President
Tel.: +45 3266 2043 (direct)
Mobile: +45 2149 2305
E-mail: sfmvb@danisco.com

Pia Berndt, IR Manager
Tel.: +45 3266 2019 (direct)
Mobile: +45 4010 5709
E-mail: sfpb@danisco.com

Mette Graversen,
Events Co-ordinator
Tel.: +45 3266 2022 (direct)
E-mail: sfmg@danisco.com

Veronica Bermann,
Events Co-ordinator
Tel.: +45 3266 2021 (direct)
E-mail: sfvfb@danisco.com


Hugo Schrøder


Anders Knutsen


Bo Berggren


Per Gertsen


Werner Hess


Peter Højland


Heimo Karinen


Jon Krabbe

BOARD OF DIRECTORS


Børge A. Pedersen


Sten Scheibye


Matti Vuoria

Hugo Schrøder, born 1932
BSc Engineering.
Managing Director.
Chairman of the Board.
Joined the Board of Directors in 1975,
Chairman since 1986.
Director of Chr. Augustinus Fabrikker
Aktieselskab.

Anders Knutsen, born 1947
MSc Economics.
Managing Director.
Deputy Chairman of the Board.
Joined the Board of Directors in 1997,
Deputy Chairman since 1999.
Chairman of the Boards of LM Glasfiber
Holding A/S and TVRopa Holding ApS.
Deputy Chairman of Frits Hansen A/S.
Director of Topdanmark A/S, Topdanmark
Forsikring og Den Erhvervsdrivende Fond
Kunstforeningen.

Bo Berggren, born 1936
Dr. tech. h.c.
Joined the Board of Directors in 1993
Chairman of the Boards of J.D. Stenqvist AB
and Stiftelsen Stora Kopparberget, Sweden.
Director of Robert Bosch GmbH, Germany.

Per Gertsen, born 1950
Senior Shop Steward for the
laboratory technicians.
Director elected by the employees.
Joined the Board of Directors in 1997.

Werner Hess, born 1957
Shop steward for the laboratory technicians.
Director elected by the employees.
Joined the Board of Directors in 2001.

Peter Højland, born 1950
BSc in Economics and Business
Administration.
Managing director, Transmedica A/S.
Joined the Board of Directors in 1998.
Chairman of the Boards of Transmedica
Holding A/S, Amrop-Hever International,
Bikuben Fondene og Center for Ledelse
Director of Danske Bank A/S and
Nordicom A/S.

Heimo Karinen, born 1939
MSc Engineering, Bergsråd.
Joined the Board of Directors in 1999.
Director of Outokumpu Oyj, Finland.

Jon Krabbe, born 1936
Agricultural education.
Landowner, Chamberlain.
Managing Director of Det
Classenske Fideicommis.
Joined the Board of Directors in 1979.
Chairman of Grønt Center.
President of Det Kgl. Danske
Landholdningsselskab.

Børge A. Pedersen, born 1941
Senior Shop Steward.
Director elected by the employees.
Joined the Board of Directors in 1974.

Sten Scheibye, born 1951
MSc Chemistry & Physics, PhD, B.Com.,
Adjunct Professor
Chief Executive, Coloplast A/S.
Joined the Board of Directors in 1999.
Director of Danske Bank A/S.

Matti Vuoria, born 1951
Master of Law.
Joined the Board of Directors in 1999.
Chairman of the Board of Fortum
Corporation and Solidium Oy, Finland.
Director of European Renaissance Fund Ltd.
and Orion Corporation, Finland.

The members of the Board of Directors own a total of 15,857 shares in Danisco A/S.

EXECUTIVE BOARD


Alf Duch-Pedersen


Søren Bjerre-Nielsen


Mogens Granborg


Robert H. Mayer

Alf Duch-Pedersen, born 1946
CEO and Chairman of the Executive Board.
BSc Engineering, Diploma in Commerce.
Director of Danisco from 1994-97.
Employed at Danisco in current position since 1997.
Deputy Chairman of Danske Bank A/S and Group 4 Falck A/S.
Member of the Executive Committee of The Confederation of Danish Industries.

Søren Bjerre-Nielsen, born 1952
Executive Vice President, CFO
MSc Economics and Business Administration, State-Authorised Public Accountant.
Employed at Danisco in current position since 1995.
Director of Carlsberg Breweries A/S, VKR Holding A/S, VELUX A/S, Villum Kann Rasmussen Fonden, Central Bank of Denmark, Genencor International, Inc. and Amcor Flexibles Europe.

Mogens Granborg, born 1947
Executive Vice President.
MSc Chemical Engineering, PhD Industrial Research, B.Com.
Employed at Danisco since 1988, employed in current position since 1989.
Responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar.
Chairman of Monberg & Thorsen Holding A/S, S. Dyrup & Co. A/S and Danish State Railways (DSB).

Robert H. Mayer, born 1943
Executive Vice President.
MSc Engineering, PhD Chemical engineering.
Employed at Danisco since 1981, employed in current position since 1999.
Responsible for Danisco Emulsifers, Danisco Functional Systems, Danisco Textural Ingredients, Danisco Flavours and Danisco Specialities.
Director of Genencor International, Inc.

The members of the Executive Board own a total of 7,559 shares in Danisco A/S.

In addition, the members of the Executive Board have 222,000 share options, cf. note 2 to the accounts.

Report for the 2001/02 financial year

A challenging year

Danisco's business platform showed its strength during 2001/02 in conjunction with the market conditions prevailing.

As planned, the business platform for Ingredients and Sweeteners was strengthened through acquisitions. These acquisitions helped to enlarge the existing business areas through geographic and capacity expansion (Germantown) as well as product expansion in the field of flavours (Perlarom).

The final divestments of Danisco Pack and Danisco Foods helped to further sharpen the focus of Danisco, and the company is now ready to execute the clearly defined strategy: Innovation and acquisitions in the ingredients business.

Group
Net sales by geographic segment


Rest of the world 4%
Asia-Pacific 9%
Latin America 5%
North America 14%
Eastern Europe 8%
Denmark 13%
Other Nordic countries 25%
Rest of Western Europe 22%

Group
Employees by geographic segment


Rest of the world 1%
Asia-Pacific 5%
Latin America 8%
North America 9%
Eastern Europe 12%
Rest of Western Europe 15%
Denmark 32%
Other Nordic countries 18%

Financial results for 2001/02

As expected, net sales declined 25% as a result of divestments to DKK 17.71 billion (DKK 23.54 billion). Despite divestment of operations, earnings (EBITA) reached DKK 2.32 billion (DKK 2.31 billion). Operating margin (EBITA) advanced to 13%, up 3 percentage points on last year's. Profit on ordinary activities came to DKK 940 million (DKK 906 million), reflecting an increase of about 4%, which was primarily due to the completion of Danisco's restructuring programme.

Consolidated profit came to DKK 940 million (DKK 112 million), which was somewhat above the latest projected consolidated profit of around DKK 900 million and resulting from Genencor's better-than-expected Q1 2002 profit.

Net sales in Danisco's main business areas – Ingredients, Sweeteners and Sugar – grew 5% on last year, reaching DKK 16.67 billion (DKK 15.88 billion). This increase was comprised of a 10% improvement in Ingredients and Sweeteners with net sales amounting to DKK 8.53 billion (DKK 7.78 billion), whereas net sales of Sugar as forecast rose to DKK 8.35 billion (DKK 8.27 billion), up 1%.

Earnings (EBITA) in the main business areas amounted to DKK 2,308 million (DKK 2,195 million), up 5%. The progress made in the Ingredients and Sweeteners business areas was based partly on the favourable market conditions prevailing at the beginning of the year and partly on acquisitions. Sugar was impacted primarily by favourable currency effects and good feed product prices and world market sugar prices.

Ingredients and Sweeteners

The year ended was marked by the uncertainty prevailing after the tragic events on 11 September in the USA. This led to a temporary change in food producers' procurement patterns.

In DKK terms, net sales grew 10% on last year, amounting to DKK 8.53 billion (DKK 7.78 billion). This increase was comprised of 7% from acquisition and organic growth of 3%. Earnings (EBITA) amounted to DKK 1,316 million (DKK 1,215 million), up 8%. Operating margin (EBITA) was 15%, unchanged from last year. Return on average invested capital (ROAIC) was 10%, which was unchanged compared with last


Net sales and operating margins (EBITA)
Ingredients, Sweeteners and Sugar
DKK billion
%
9
8
7
6
5
4
3
2
1
0
27
24
21
18
15
12
9
6
3
0
97/98
98/99
99/00
00/01
01/02
Ingredients and Sweeteners
Sugar
Operating margins (EBITA), Ingredients and Sweeteners
Operating margins (EBITA), Sugar

Sales growth by geographic segment
%

	Europe	North America	Latin America	Asia-Pacific	Rest of the world	Total
Growth	3	22	5	13	(1)	10
Acquisitions	0	17	6	8	0	7
Currency	(0)	2	2	(3)	(3)	(0)
Organic growth	3	3	(3)	8	2	3

year, even though acquisition had a dilutive effect. The organic growth was achieved on the basis of healthy growth rates despite difficult market conditions prevailing at the end of the calendar year with customers reducing their inventories considerably. At the same time, market conditions were challenging in Brazil and Argentina.

MARKETS

Europe

Net sales in Europe grew 3% in DKK terms. Sales in the European market were characterised by fluctuating growth rates during the year ended, which was partly ascribable to the reorganisation of marketing from being country-focused to being industry-focused, general price competition, and healthy ice-cream sales seen at the end of the financial year.

Sales in the East European and Russian markets remained buoyant. Organic growth in Eastern Europe was 6% compared with last year. Organic growth in Russia was 7% compared with last year.

North America

Net sales in North America were up 22% in DKK terms, comprised of 2% from currency, 17% from acquisition and organic growth of 3%.

The largest product group, Texturant products, recorded a 5% improvement in organic growth compared with last year. This improvement was based on healthy sales of textural ingredients. Price competition on emulsifiers has been prevailing during the last six months as new capacity has been added to the market. Depending on the underlying growth, it will take 6-12 months before normal price conditions will prevail again.

Latin America

Net sales in Latin America were up 5% in DKK terms, comprised of 2% from currency, 6% from acquisition and 3% from a decline in organic growth compared with last year.

The economic situation has been unstable in this region during the year ended, particularly in Brazil and Argentina. This situation aggravated towards the end of the financial year 2001/02. In Mexico, healthy sales growth was recorded in the Speciality products segment.

Asia-Pacific

Sales remained buoyant in Asia-Pacific with sales advancing 13% in DKK terms compared with the same period of last year. This increase was comprised of minus 3% from currency, 8% from acquisition and 8% from organic growth. The impact of declining sales of fructose in Japan was around 4%. Sales in Japan accounted for approximately 8% of total net sales in the Ingredients and Sweeteners segment.

In China, sales of textual ingredients, flavours and functional systems to the ice-cream and dairy industries showed healthy growth rates.

Sales of xylitol in South Korea showed satisfactory growth rates as a result of the targeted marketing drive.

Sales growth by product group

%

	Texturant products	Speciality products	Sweeteners	Other	Total
Growth	16	6	4	(1)	10
Acquisitions	11	5	–	–	7
Currency	1	–	(2)	–	(0)
Organic growth	4	1	6	(1)	3

PRODUCTS

Texturant products

Texturant products (emulsifiers, textural ingredients and functional systems) showed a sales growth of 16% compared with the same period of last year, comprised of 1% from currency, 11% from acquisition and 4% from organic growth. This growth was achieved despite emulsifier price competition. Textural ingredients saw healthy demand throughout the year. The acquisition of Germantown consolidated Danisco's position in functional systems. Raw material prices showed a satisfactory development during the year ended.

Speciality products

Sales of speciality products (including flavours, bio and feed ingredients) advanced 6% on 2000/01. This increase was comprised of 5% from acquisition and 1% from organic growth.

In the segment of protectants price competition prevailed. At the end of the year under review, sales of bio-ingredients developed on a positive note and new products were launched. The flavour plant in China was commissioned during the year ended and flavour sales in the Chinese market are showing very satisfactory growth rates. After the closing of the financial year, the Belgian-based flavour house Perlarom was acquired and thereby Danisco strengthened its flavour position.

Sweeteners

Net sales in the Sweeteners segment were up 4% on the same period of last year. There was a 2% currency impact and organic growth was 6%, sparked by significant progress in the xylitol segment. The continued targeted branding drive has resulted in expansion of the customer base and increasing sales volumes. This strategy has been particularly efficient in South Korea and a considerable market share has been captured there. In North America, efforts to raise the profile of xylitol as a unique product continue, and new customers have been added to the customer portfolio, including some of the leading chewing gum manufacturers.

Sales of other sweeteners saw moderate growth rates. Sales of fructose showed a decline in Japan due to the weather conditions prevailing, coupled with a shift in consumer preferences from sweet soft drinks towards unsweetened soft drinks. The impact of the shift in fructose sales is estimated at 4% of total sweetener sales.


Operating profit (EBITA)*
by business segment
DKK million
1,400
1,200
1,000
800
600
400
200
0
00/01
01/02
*Operating profit before amortisation of goodwill (EBITA)
Ingredients and Sweeteners
Sugar
Other business


Net sales by
business segment
DKK billion
9
8
7
6
5
4
3
2
1
0
00/01
01/02
Ingredients and Sweeteners
Sugar
Other business

Sugar

Net sales for 2001/02 came to DKK 8.35 billion (DKK 8.27 billon), up 1%. Operating margin (EBITA) was 14%, reflecting an increase of 0.5 percentage point on last year. Earnings (EBITA) reached DKK 1,176 million (DKK 1,119 million), showing 5% growth. Return on invested capital was 12%, an improvement of 1 percentage point. This return was in line with Danisco's long-term financial targets. The favourable earnings development resulted from a positive currency effect (DKK/SEK), which had an estimated DKK 80 million impact, and favourable molasses and feed prices. Earnings (EBITA) were negatively affected by around DKK 70 million due to the amendments to the EU sugar regime.

Production and sale

The sugar campaign produced a total of 1,246,000 tonnes of sugar, some 99,000 tonnes below last year's output, but around 10% above the quotas specified by the EU. Of this, C sugar production totalled 97,000 tonnes. The EU quotas were utilised in all countries.

The sugar yield of sugar beets was lower than usual, but the beet volume was higher, which led to increasing production costs but also lower sugar beet settling prices.

All factories have met the defined efficiency targets, and several factories managed to set production records. For instance, the factory at Örtofta in Sweden succeeded in handling 50% more beets following an expansion worth DKK 700 million.

Danisco considers the 15,000 beet growers as its most important collaborators. In 2001, Danisco and the beet growers agreed on new industrial agreements to apply in Denmark and Sweden. The agreements are satisfactory for both parties and thus represent a joint interest in maintaining a sound financial policy for both beet growing and sugar production.

New product range

Changes in the product portfolio and a new design have been implemented in all markets. This has resulted in a retail customer base of some 30 million consumers in Northern Europe.

The EU's sugar market regime

Danisco expects that governments within the EU will continue to see the need for sugar beet growing within the Union, and that in accordance with the EU Treaty, a basis will exist for continuous development of a competitive industry. Changes, if any, are expected in 2006 at the earliest.

Price and quota adjustments are likely due to the fact that the EU foreign ministers have decided to give the world's 48 poorest nations free export access to the European market with gradual effect from 2006 in accordance with the agreement, which will come into full effect in 2009.

Other business

Danisco Pack and the remaining operations of Danisco Foods were divested. Earnings (EBITA) of these operations amounted to DKK 7 million.

Associated undertakings

Income from associated undertakings Genencor and Amcor Flexibles Europe, amounted to (minus) DKK 8 million, of which (minus) DKK 3 million derived from Genencor. In Genencor, restructuring costs amounting to approximately DKK 35 million were offset by a significant part of the annual profits being realised in the company's first quarter of 2002. Income from associated undertakings thus was better than expected.

Research and development

Research and development (R&D) costs amounted to DKK 428 million, corresponding to 2.4% of net sales, reflecting a significant increase on 2000/01, when R&D corresponded to 1.9% of net sales.

R&D in the Ingredients and Sweeteners segment corresponded to approx. 3.9% of Ingredients' and Sweeteners' sales. In the Sugar segment, R&D corresponded to approx. 1.5% of sales, primarily due to the R&D work carried out by Seed. Other activities accounted for a significant part of the total R&D costs.

The year ended saw the launch of Danisco's HOX enzyme designed for use in the baking and dairy industries.

Also, gelatine replacers for the dairy and confectionery industries were launched.

In China, the laboratory facilities were expanded. To this should be added the research cooperation with Genencor that develops as planned.

Flavours excluded, 20% of sales in the Ingredients and Sweeteners segment covers products that are less than five years old.

Danisco Venture

Danisco has committed an amount of DKK 500 million for its venture investments, funds that are expected to be invested within five years. At the end of April, more than 300 businesses and business ideas had been assessed, of which three have so far been turned into specific investments during the financial year: Biologic A/S, WellGen Inc., and DTU Invest. To this should be added Zylepsis, which in 1998 Danisco invested in.

An important requirement for Danisco Venture's activities, as for Danisco's other R&D work, is to identify new opportunities for products, technologies, or savings for our customers. Overall, Danisco's R&D costs will continue to form an increasing part of net sales. Danisco regards R&D investments as an important competitive parameter.

Acquisitions and divestments

During the year ended, a number of businesses were acquired and divested as part of the refocusing strategy pursued: To become the leading global ingredients supplier.

In August 2001, Danisco acquired Australia-based Germantown, the intention being to consolidate Danisco's position as the globally leading supplier of functional systems. The products of Germantown are sold primarily to the ice-cream and baking industries. The purchase price was approx. DKK 850 million. Germantown has been integrated faster than expected, and therefore the anticipated synergies of around DKK 70 million will be leveraged within a period of two years.

After the end of the 2001/2002-year, Danisco acquired Perlarom, a Belgian-based flavour house, which provided Danisco with a strong platform in Europe. The purchase price was around DKK 580 million, and anticipated synergies of DKK 45 million will be leveraged within a period of three years.

During the year ended, the remaining parts of Danisco Foods were divested. In September 2001, Danisco Pack

UK was sold to Mondi Packaging for an amount of DKK 770 million corresponding to the book value.

Hence, Danisco's divestment programme has been satisfactorily completed and within the time frame announced on the acquisition of Cultor in 1999.

Tax

The Group's total net tax was DKK 527 million, corresponding to an effective tax rate of 36. Before amortisation of goodwill, etc., which is non-deductible in the computation of taxable income, the tax rate was 28 against 26 per cent for 2000/01.

2001/02 benefited from the use of losses in foreign subsidiaries to be carried forward.

Cash flow

Net interest-bearing debt was reduced by DKK 2,096 million to DKK 9,182 million. Cash flow from operating activities was DKK 2,064 million against DKK 2,182 million last year, a reduction that was mainly due to businesses divested. The strong cash flow from operating activities was supplemented by proceeds derived from the sale of businesses amounting to DKK 2,064 million and was, in addition to being used to reduce net interest-bearing debt, spent primarily on acquisitions (DKK 863 million), net investments in fixed assets (DKK 635 million), repurchase of own shares (DKK 603 million) and dividends (DKK 339 million).

Financial review

Realised financial expenses for 2001/02 were DKK 441 million against DKK 535 million in 2000/01. The 2000/01 financial year included one-off capital gains of DKK 86 million, whereas no net one-off items affected this year's costs. The decrease was mainly the result of reduced interest rates on the borrowings and lower interest-bearing debt compared with last year.

At year-end, capital and reserves were DKK 12,580 million against DKK 12,837 million last year due to dividends (DKK 339 million), repurchase of own shares (DKK 603 million) and currency adjustments, etc., of (minus) DKK 220 million.

Danisco's long-term financial target is a gearing where net interest bearing debt is on par with capital and reserves.

Accounting policies

IAS 39 Financial Instruments: Recognition and Measurement has become effective and is applied from the current financial year. Apart from this, the accounting policies are the same as those applied in the annual accounts 2000/01.

The implementation of IAS 39 had no impact on the profit and loss account. Capital and reserves were revalued at 1 May 2001 by an amount of DKK 42 million, representing the value of forward exchange contracts as hedging of future transactions. This amount was not previously taken to the balance sheet but was stated in a note, cf. Danisco's report and accounts 2000/01, note 24.

Purchase of own shares

As announced at the AGM on 6 September 2001, Danisco intends to purchase its own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellations. As of 18 June 2002, Danisco had a holding of 4,545,800 own shares, equivalent to 7.81% of the share capital, of which 1.4% is hedging of management options. During the period from 1 May 2001 to 18 June 2002, Danisco has increased the holding of own shares by 2,793,800 shares, corresponding to 4.8% of the share capital.

OUTLOOK FOR 2002/03

Sales

Sales of the Ingredients and Sweeteners segment are projected to be in the range of DKK 9.1-9.8 billion, an increase of about 10%. Net sales in the Sugar segment are projected to be in the range of DKK 8.0 - 8.4 billion, which is unchanged from last year. Combined, sales are forecast to be in the range of DKK 17.1 – 18.2 billion.

EARNINGS (EBITA)

Ingredients and Sweeteners

The Ingredients and Sweeteners segment should see full-year earnings (EBITA) in the upper end of a DKK 1.4-1.5 billion range. Earnings (EBITA) are expected to be more equally distributed over the year than seen in 2001/02, however, Q3 is still expected to be the weakest quarter due to the winter season. In contrast to 2001/02 where the strongest earnings performance was seen in Q1, Q4 is expected to be the strongest quarter in 2002/03.

Sugar

Earnings (EBITA) in the Sugar segment are projected to be in the range of DKK 1.1-1.2 billion. In contrast to 2001/02 where the major part of earnings was generated in the first half of the financial year due to the amendments to the EU sugar regime, a more equal distribution is expected over the 2002/03 financial year.

Consolidated profit

Consolidated profit for 2002/03 is forecast to increase to around DKK 1 billion. Q1 is expected to see a consolidated profit of DKK 200-250 million.

In addition to global cyclical movements, fluctuations in the US dollar, interest rates, and purchase of own shares will impact on the full-year profit.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products.

Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

The Board of Directors' decisions and resolutions at the AGM

Danisco's Annual General Meeting will be held on Thursday 5 September 2002 at 4:30pm at the Bella Center, Center Boulevard 5, DK-2300 Copenhagen S. The agenda for the meeting will be included in the convening notice, which will be sent to shareholders in mid-August.

The Board of Directors proposes:

- That a dividend of DKK 6.00 be paid per share (unchanged).
- That the holding of own shares as of 30 April 2002 and own shares if purchased during the period of 1 May 2002 to the convening of the AGM – with the exception of the shares provided as hedging for the existing share option programme – be cancelled.
- That the Board of Directors be authorised to establish a warrant programme covering all employees, excluding the group of executives included in the existing share option programme. The final proposal for authorisation will be stated in the notice convening the AGM.
- That the company's Articles of Association be amended in respect of secondary names, notice convening the AGM, number of Directors, term of office for directors and in consequence of the amendments made to the Danish Companies Act and the Danish Financial Statements Act.
- Renewal of the authorisation granted in previous years to the Board of Directors in the period until next year's Annual General Meeting to purchase Danisco shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

The Board of Directors

At the Annual General Meeting 2002, Chairman Hugo Schrøder will retire from the Board of Directors in compliance with the company's age limit rules. Further, Sten Scheibye has wished to retire from Danisco's Board of Directors.

The Board of Directors has decided to recommend only one candidate for the Board of Directors, thereby bringing the number of Board members elected by the Annual General Meeting down from eight to seven. It is recommended that Jørgen Tandrup, CEO of Skandinavisk Tobakskompagni A/S, be appointed new member of the Board of Directors. In addition, it is proposed that Heimo Karinen be re-elected as a member of the Board of Directors. Provided that the candidates are elected as proposed, the Board of Directors intends to elect Anders Knutsen as Chairman and Matti Vuoria as Deputy Chairman after the Annual General Meeting.

Profit and loss account for Danisco's strategic platform

Ingredients, Sweeteners and Sugar
1 May 2001 - 30 April 2002

DKK million	1999/00	2000/01	**2001/02**
Net sales	14,991	15,875	16,673
Cost of sales	(10,216)	(10,859)	(11,209)
Gross profit	**4,775**	**5,016**	**5,464**
Research and development costs	(420)	(380)	(427)
Distribution and sales costs	(1,465)	(1,533)	(1,754)
Administrative expenses	(1,173)	(1,076)	(1,059)
Ordinary operating profit before amortisation of goodwill	**1,717**	**2,027**	**2,224**
Other operating income	154	193	131
Other operating expenses	(100)	(25)	(47)
Operating profit before amortisation of goodwill (EBITA)	**1,771**	**2,195**	**2,308**
Amortisation of goodwill	(371)	(374)	(399)
Operating profit (EBIT)	**1,400**	**1,821**	**1,909**
Income from associated undertakings	84	34	(8)
Income from other investments and capital participation	14	94	4
Interest receivable and similar income	498	553	299
Interest payable and similar charges	(889)	(992)	(729)
Profit on ordinary activities before tax	**1,107**	**1,510**	**1,475**
Tax on profit on ordinary activities	(509)	(490)	(540)
Adjustment of tax for previous years	29	(57)	14
Profit on ordinary activities	**627**	**963**	**949**
Profit on ordinary activities	**627**	**963**	**949**
Gain on IPO of associated undertaking	-	297	-
Consolidated profit, main business areas	**627**	**1,260**	**949**
Consolidated profit, other activities	655	(1,148)	(9)
Consolidated profit	**1,282**	**112**	**940**

Business segments Primary segments

DKK million	Ingredients and Sweeteners 97/98	98/99	99/00	00/01	**01/02**	Sugar 97/98	98/99	99/00	00/01	**01/02**	Other business 97/98	98/99	99/00	00/01	**01/02**
Net sales	3,375	3,645	7,146	7,784	8,529	6,467	6,581	7,985	8,270	8,345	9,093	9,108	12,938	7,694	1,049
Internal sales	(6)	(5)	(31)	(5)	(8)	(92)	(75)	(202)	(200)	(210)	(37)	(35)	(7)	(2)	-
External sales	3,369	3,640	7,115	7,779	8,521	6,375	6,506	7,783	8,070	8,135	9,056	9,073	12,931	7,692	1,049
Gross profit	1,304	1,358	2,890	3,119	3,435	1,744	1,723	1,880	1,916	2,070	2,379	2,287	2,835	1,521	266
Earnings before interest, tax depreciation and amortisation (EBITDA)	717	732	1,408	1,653	1,762	1,367	1,312	1,463	1,499	1,600	1,059	920	1,377	476	53
Operating profit before amortisation of goodwill (EBITA)	**548**	**545**	**976**	**1,215**	**1,316**	**1,057**	**1,032**	**1,093**	**1,119**	**1,176**	**680**	**684**	**806**	**111**	**7**
Operating profit (EBIT)	526	497	761	983	1,057	1,011	983	968	991	1,051	545	562	638	48	7
Segment goodwill	370	881	4,190	4,116	4,672	592	665	2,068	1,891	1,794	1,562	1,981	923	294	-
Segment other fixed assets, net	1,864	2,343	3,366	3,501	3,603	3,890	3,995	4,688	4,598	4,482	4,048	4,921	2,778	1,586	(9)
Segment working capital	844	920	2,027	2,517	2,636	1,986	2,478	3,129	2,805	2,618	1,553	1,499	1,378	1,112	15
Invested capital	**3,078**	**4,144**	**9,583**	**10,134**	**10,911**	**6,468**	**7,138**	**9,885**	**9,294**	**8,894**	**7,163**	**8,401**	**5,079**	**2,992**	**6**
Segment cash flow	(133)	(569)	(4,678)	433	279	725	313	(1,779)	1,583	1,450	(255)	(676)	3,959	2,135	2,993
Investments, tangible fixed assets	277	305	331	422	417	437	381	692	438	384	662	440	550	387	12
Investments, acquisitions	452	888	3,390	257	573	-	287	2,355	-	-	501	1,386	1,922	-	-
Depreciation	(169)	(187)	(432)	(439)	(447)	(310)	(280)	(370)	(380)	(425)	(379)	(236)	(571)	(364)	(46)
Amortisation of goodwill	(22)	(48)	(215)	(232)	(259)	(46)	(49)	(125)	(128)	(125)	(135)	(122)	(168)	(63)	0
Gross margin	39%	37%	41%	40%	40%	27%	26%	24%	24%	25%	26%	25%	22%	20%	25%
Operating margin (EBITA)	**16%**	**15%**	**14%**	**16%**	**15%**	**17%**	**16%**	**14%**	**14%**	**14%**	**8%**	**8%**	**6%**	**1%**	**1%**
Operating margin (EBIT)	16%	14%	11%	13%	12%	16%	15%	12%	12%	13%	6%	6%	5%	1%	1%
Return on average invested capital (ROAIC)	19%	15%	9%	10%	10%	17%	15%	10%	11%	12%	8%	7%	9%	1%	1%
Return on average capital employed (ROACE)	19%	15%	11%	12%	12%	16%	15%	11%	11%	12%	9%	7%	10%	2%	1%
Return on average operating net assets (ROAONA)	21%	19%	17%	21%	21%	19%	17%	14%	15%	17%	13%	10%	15%	3%	1%

Reconciliation 2001/02

DKK million	Ingredients and Sweeteners	Sugar	Unallocated	Main business areas	Other business	Group eliminations	Group
Net sales	8,529	8,345	(201)	16,673	1,049	(17)	17,705
Internal sales	(8)	(210)	201	(17)	-	17	-
External sales	**8,521**	**8,135**	-	**16,656**	**1,049**	-	**17,705**
Gross profit	3,435	2,070	(41)	5,464	266	-	5,730
Operating profit before amortisation of goodwill (EBITA)	**1,316**	**1,176**	**(184)**	**2,308**	**7**	-	**2,315**
Amortisation of goodwill	(259)	(125)	(15)	(399)	-	-	(399)
Operating profit (EBIT)	**1,057**	**1,051**	**(199)**	**1,909**	**7**	-	**1,916**
Financial items	.	.	(434)	(434)	(15)	-	(449)
Profit on ordinary activities before tax	.	.	.	**1,475**	**(8)**	-	**1,467**
Tax	.	.	(526)	(526)	(1)	-	(527)
Consolidated profit	.	.	.	**949**	**(9)**	-	**940**
Consolidated profit attributable to minority shareholders	.	.	(35)	(35)	-	-	(35)
Danisco's share of consolidated profit	.	.	.	**914**	**(9)**	-	**905**
Segment fixed assets	8,454	6,392	486	15,332	-	-	15,332
Segment current assets	3,722	4,072	12	7,806	52	-	7,858
Segment financial assets	49	11	-	60	-	-	60
Financial and interest-bearing assets	.	.	4,679	4,679	112	(270)	4,521
Assets total	.	.	.	**27,877**	**164**	**(270)**	**27,771**
Segment provisions	179	127	322	628	9	-	637
Segment creditors, etc.	1,135	1,454	(6)	2,583	37	-	2,620
Interest-bearing debt	.	.	10,121	10,121	116	(270)	9,967
Tax and other financial liabilities	.	.	1,669	1,669	2	-	1,671
Capital and reserves and minority interests	.	.	12,876	12,876	.	-	12,876
Liabilities total	.	.	.	**27,877**	**164**	**(270)**	**27,771**
Invested capital	10,911	8,894	182	19,987	6	-	19,993
Segment cash flow	279	1,450	208	1,937	2,993	-	4,930
Investments, tangible fixed assets	417	384	25	826	12	-	838
Investments, acquisitions	573	-	290	863	-	-	863

Geographic segments Secondary segments

DKK million	Net sales		Segment fixed assets		Segment current assets		Segment assets total		Investments, tangible fixed assets		Investments, acquisitions	
	00/01	01/02	00/01	01/02	00/01	01/02	00/01	01/02	00/01	01/02	00/01	01/02
Denmark	2,589	2,213	4,032	3,721	2,232	1,655	6,264	5,376	337	308	-	1
Other Nordic countries	5,018	4,617	4,935	4,287	2,158	2,102	7,093	6,389	336	261	-	-
Rest of Western Europe	9,252	3,875	5,023	4,259	3,334	1,486	8,357	5,745	426	90	-	5
Eastern Europe	1,205	1,347	286	317	403	446	689	763	51	26	-	-
North America	2,053	2,434	2,455	1,326	975	1,060	3,430	2,386	84	93	257	402
Latin America	842	799	569	666	379	404	948	1,070	30	27	-	97
Asia-Pacific	1,433	1,625	286	689	154	688	440	1,377	13	30	-	358
Rest of the world	1,149	795	11	67	458	88	469	155	1	3	-	-
Total	**23,541**	**17,705**	**17,597**	**15,332**	**10,093**	**7,929**	**27,690**	**23,261**	**1,278**	**838**	**257**	**863**

The above information has been specified by location of customers and assets.

Geographic segments	Countries, apart from Denmark, where Danisco has production or sales units
Other Nordic countries	Finland, Iceland, Norway, Sweden
Rest of Western Europe	Belgium, France, Netherlands, Italy, Spain, Switzerland, United Kingdom, Germany, Austria
Eastern Europe	Croatia, Czech Republic, Estonia, Lithuania, Poland, Russia, Slovakia, Yugoslavia
North America	Canada, USA
Latin America	Argentina, Brazil, Chile, Colombia, Mexico
Asia-Pacific	Australia, Japan, China, Korea, Malaysia, New Zealand, Singapore, Thailand
Rest of the world	India, South Africa

Definitions of key figures and financial ratios

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Society of Financial Analysts, on the basis of the Group's accounting policies.

Operating margin (EBITA) = Operating profit before amortisation of goodwill (EBITA) x 100 / Net sales

Operating margin (EBIT) = Operating profit (EBIT) x 100 / Net sales

Return on average invested capital (ROAIC) = Operating profit (EBIT) x 100 / Average invested capital

Return on average capital employed (ROACE) = Operating profit before amortisation of goodwill (EBITA) x 100 / Average invested capital, accumulated amortised goodwill added

Return on average operating net assets (ROAONA) = Operating profit before amortisation of goodwill (EBITA) x 100 / Average invested capital excluding goodwill

Return on average capital and reserves = Danisco's share of profit on ordinary activities x 100 / Average capital and reserves

Solvency ratio = Capital and reserves x 100 / Assets

Basic earnings per share (EPS) = Danisco's share of profit on ordinary activities / Average number of shares *

Diluted earnings per share (DEPS) = Danisco's share of profit on ordinary activities / Diluted average number of shares *

Cash flow per share = Cash flow from operating activities / Average number of shares *

Net asset value per share (NAV) = Capital and reserves / Number of shares

Market price/net asset value = Market price / Capital and reserves

Price/earnings = Market price per share / Basic earnings per share (EPS)

Payout-ratio = Dividend x 100 / Danisco's share of profit on ordinary activities

Invested capital = Working capital, intangible fixed assets, tangible fixed assets, other provisions and participating interests in associated undertakings whose results are included in operating profit (EBIT).

EPS = Basic earnings per share
DEPS = Diluted earnings per share
ROAIC = Return on average invested capital
ROACE = Rentum on average capital employeed
ROAONA = Return on average operative net assets
* Excluding own shares

Management statement and auditors' report

Management statement

The Board of Directors and the Executive Board have considered and approved the Annual Report 2001/02 of Danisco A/S.

The Annual Report has been prepared in accordance with International Accounting Standards (IAS), the Danish Financial Statements Act, and the requirements of the Copenhagen Stock Exchange relating to listed companies.

In our opinion the accounting policies applied are appropriate and the Annual Report gives a true and fair view of the Group's and the parent company's assets, liabilities, financial position and profit for the year.

We recommend that the Annual Report be adopted by the Annual General Meeting.

Copenhagen, 19 June 2002

Executive Board

Alf Duch-Pedersen
Chief Executive Officer

Søren Bjerre-Nielsen

Mogens Granborg

Robert H. Mayer

Board of Directors

Hugo Schrøder
Chairman

Anders Knutsen
Deputy Chairman

Bo Berggren

Per Gertsen

Werner Hess

Peter Højland

Heimo Karinen

Jon Krabbe

Børge A. Pedersen

Sten Scheibye

Matti Vuoria

Auditors' report

We have audited the Annual Report of Danisco A/S presented by the Board of Directors and the Executive Board for the year 2001/02.

Basis of opinion

We have planned and conducted our audit in accordance with international audit standards and generally accepted auditing standards as applied in Denmark to obtain reasonable assurance that the Annual Report are free from material misstatements. Based on an evaluation of materiality and risk, we have tested the basis and documentation for the amounts and disclosures in the Annual Report. Our audit includes an assessment of the accounting policies applied and the accounting estimates made by the Board of Directors and the Executive Board. In addition, we have evaluated the overall adequacy of the presentation in the Annual Report.

Our audit has not resulted in any qualification.

Opinion

In our opinion the Annual Report has been presented in accordance with the accounting provisions of Danish legislation, International Accounting Standards (IAS) and the accounting requirements of the Copenhagen Stock Exchange and give a true and fair view of the Group's and the parent company's assets and liabilities, financial position and profit for the year.

Copenhagen, 19 June 2002

DELOITTE & TOUCHE
Statsautoriseret Revisionsaktieselskab

ERNST & YOUNG
Statsautoriseret Revisionsaktieselskab

Henning Møller
State-Authorised
Public Accountant

H.P. Møller Christiansen
State-Authorised
Public Accountant

Ole Neerup
State-Authorised
Public Accountant

Søren Strøm
State-Authorised
Public Accountant

Accounting policies

BASIS OF PREPARATION

The accounts of the parent company and the consolidated accounts have been drawn up in accordance with International Accounting Standards (IAS), the Danish Financial Statements Act accounting class D and the requirements of the Copenhagen Stock Exchange for the presentation of accounts by listed companies.

IAS 39 Financial Instruments: Recognition and Measurement became effective during the year ended and were applied to the preparation of the accounts. Apart from this, no major changes have been made to the accounting policies.

Associated undertakings generally do not draw up accounts in accordance with IAS. Where possible, adjustments are made accordingly.

Effect of changes in accounting policies for 2001/02

The primary effect of implementing IAS 39 is that the market values of forward exchange contracts entered into as hedging of future transactions, primarily sale and purchase of goods, are recognised as assets or liabilities and taken to capital and reserves. As the hedged transactions are realised, profits or losses on forward exchange contracts are recognised together with the hedged transactions, and items recognised under capital and reserves are reversed. Previously, the market value of the forward exchange contracts entered into as hedging of future transactions was not recognised in the balance sheet but stated in a note only.

The changes do not affect the profit and loss account but led to a DKK 42 million increase in capital and reserves at the beginning of the financial year.

Apart from that, implementation of IAS 39 has had no material effect on the accounts.

Basis of consolidation

The consolidated accounts include Danisco A/S (parent company) and all undertakings (subsidiary undertakings) in which the parent company, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest. Undertakings in which the Group holds between 20-50% of the voting rights and has a significant but not controlling interest are regarded as associated undertakings. An overview of the Group's subsidiary undertakings is provided at the end of this report.

The Group accounts comprise the consolidated, audited accounts of the parent company and the individual subsidiary undertakings, which have all been prepared in accordance with the Group's accounting policies. Inter-company income and expenditure, shareholdings, balances and dividends as well as unrealised profits and losses have been eliminated.

On the acquisition of new undertakings, the purchase method is applied according to which assets and liabilities of newly acquired undertakings are restated at their fair value at the date of acquisition. Provision is made for obligations concerning declared restructuring in the acquired undertaking in connection with the acquisition, with any tax impact being taken into account. Any excess cost of acquisition over the market value of the net assets acquired is capitalised as goodwill in the acquired undertaking. Where the fair value of acquired assets or liabilities subsequently proves to differ from the computed values at the time of acquisition, goodwill is adjusted until the end of the financial year following the year of acquisition if the new higher value does not exceed anticipated future income. All other adjustments are charged to the profit and loss account.

Newly-acquired subsidiary undertakings and associated undertakings are included in the consolidated accounts as from the date of acquisition.

On winding up or disposal of subsidiary undertakings or activities, an undertaking's profit is consolidated in the profit and loss account on a line-by-line basis until the date of disposal. Any profit or loss relating to the disposal is recognised in the profit and loss account and is measured as the difference between the sales sum and the book value of the net asset (including non-amortised goodwill) at the time of disposal less expected costs and adjusted for any foreign exchange rate adjustments which have previously been recognised under capital and reserves.

Foreign currency translation

Transactions in foreign currencies, such as purchases and sales, are translated into the local currency at the rates ruling at the date of transaction. The monthly average rates of exchange are used for practical reasons, as these reflect approximately the rates of exchange on the due date.

Any profit or loss relating to forward exchange contracts entered into as hedging of future transactions, primarily the sale and purchase of goods, is recognised in the same item as the hedged transactions.

Any differences in exchange rates between the average monthly rate and the rate at the date of payment are stated in the profit and loss account as a financial item.

Monetary items, such as debtors and

creditors in foreign currencies, are translated into the local currency at the exchange rates ruling at balance sheet date. The difference between the rate of exchange at balance sheet date and the rate of exchange at the time when the associated transaction was incurred, is recognised in the profit and loss account as a financial item.

Tangible fixed assets purchased in foreign currencies are translated into the local currency at the rates of exchange at transaction date.

The profit and loss accounts of independent foreign subsidiary undertakings and foreign associated undertakings are translated into Danish kroner at monthly average rates of exchange, and the balance sheets are translated at the exchange rates ruling at balance sheet date. Exchange rate differences occurring on the translation of opening net investments of foreign subsidiary undertakings at the rates of exchange ruling at the balance sheet date are stated under capital and reserves. The same applies to the exchange rate differences following the translation of results into a monthly average rate of exchange, whereas the balance sheet is translated into the exchange rate ruling at the balance sheet date.

In the case of accounts with foreign subsidiary undertakings, which in reality are an addition to or deduction from the capital and reserves of subsidiary undertakings, exchange adjustments are taken to capital and reserves.

The same applies to exchange adjustments of creditors in foreign currencies concerning hedging of net investments in foreign subsidiary undertakings.

On realisation of a net investment in a foreign subsidiary undertaking, the exchange adjustments of the net investment and hedging of the net investment recognised in capital and reserves are transferred to the profit and loss account as part of the profit or loss incurred on realisation.

Government grants

Government grants include grants for R&D as well as investment grants, etc. R&D grants are recognised in the profit and loss account on a systematic basis to match the related costs. Investment grants are set off against the cost of the subsidised assets.

Pensions

Danisco has entered into post-employment pension plans with a significant proportion of the Group's employees.

Under defined contribution plans, Danisco pays fixed contributions on a current basis into a separate recognised pension fund and has no legal or constructive obligation to pay further contributions.

Such fixed contributions are recognised in the profit and loss account on the due date and any contributions payable are included in the balance sheet as other debt.

Under defined benefit plans, Danisco is committed to paying certain benefits upon retirement (e.g. a fixed amount or a percentage of the annual salary at the time of retirement). Commitments for defined benefit plans are computed on a systematic basis by actuarially discounting pension commitments to their present values with the addition of the operating costs for the period. The present value is calculated on the basis of actuarial assumptions on future developments in interest rates, inflation, mortality, disability, etc.

Provision for the most recent actuarial valuation less the market value of assets held as part of the plan is made in the balance sheet as provisions for pensions and similar liabilities. If the net amount is an asset, it is recognised as a pension asset in the balance sheet. Actuarial gains or losses are stated and amortised in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. If the net cumulative gains or losses represent less than 10% of the present value of the defined benefit commitment, they are not recognised. Past service costs (costs due to changes in the benefits payable) are recognised and charged to the profit and loss account if the employees have already earned the right to the changed benefits. Otherwise, past service costs are recognised and amortised in the profit and loss account over the period in which the employees earn that right.

Dividends

Dividend commitments are recognised as of the date of adoption at the AGM. Recommended dividend payments for the financial year are stated in a note to capital and reserves.

Own shares

Purchase and sales considerations as well as dividends for own shares are recognised under capital and reserves.

Capital reduction through cancellation of own shares reduces the share capital by an amount equivalent to the nominal value of the shares cancelled.

Equity compensation benefits and other benefits

The Executive Board and a number of senior executives participate in a share option programme. As from the date when the participating executives are entitled to exercise their options and until the termination of the programme, provision is made for the option commitment in the balance sheet under other provisions and is calculated as the difference between the market price of the underlying shares ruling at balance sheet date and the exercise price of the share options.

Option commitments hedged through holdings of own shares are not included in the balance sheet or the profit and loss account. These commitments are considered to be hedged, and subsequent value adjustments of the options are considered to be equivalent to value adjustments of the holding of own shares.

PROFIT AND LOSS ACCOUNT

Net sales

Net sales comprise sales invoiced during the year less returned goods and discounts granted in connection with sales. Refunds received from the EU are included in net sales.

Cost of sales

Cost of sales includes costs incurred in achieving the net sales of the year. Cost of sales includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant and operations as well as administration and factory management.

Research and development costs

Research and development costs include costs, salaries and depreciation directly or indirectly attributable to corporate R&D.

Research costs are charged to the profit and loss account in the year in which they are incurred.

Clearly defined and identifiable development projects in which the technical degree of exploitation, adequate resources and potential market or development possibility in the undertaking are recognisable, and where it is the intention to produce, market or execute the project, are capitalised when a correlation exists between the costs incurred and future benefits.

Distribution and sales costs

Distribution and sales costs comprise costs incurred on the distribution and sale of the products of the Group, salaries for sales personnel, advertising and exhibition costs, depreciation, etc.

Administrative expenses

Administrative expenses comprise the expenses of the administrative staff and the management, including offices, salaries and depreciation, etc.

Other operating expenses

Other operating expenses comprise expenses of a secondary nature in relation to the activities of the Group, including losses on the sale of intangible and tangible fixed assets.

Other operating income

Other operating income comprises income of a secondary nature in relation to the activities of the Group, including government grants for research and development, profits on the sale of intangible and tangible fixed assets and rental income.

Amortisation of goodwill

Amortisation of goodwill includes amortisation for the year and any writedowns.

Restructuring in acquiring and acquired undertaking

Provision is made for restructuring costs incurred in conjunction with acquisitions and related to the acquiring undertaking and are recognised in the profit and loss account.

In contrast, restructuring costs related to the acquired undertaking are included in calculating goodwill and are recognised in the profit and loss account over a period as amortisation of goodwill.

Income from subsidiary and associated undertakings

The relevant proportion of each subsidiary undertaking's profit or loss less unrealised inter-company profits is recognised separately in the parent company's profit and loss account. The proportion of the subsidiary undertaking's tax is charged to current tax on the profit for the year.

The relevant proportion of each associated undertaking's profit or loss less amortisation of goodwill and adjusted for the relevant proportion of inter-company profits is recognised in the profit and loss accounts of both the parent company and the Group.

Financial items

Financial items include interest receivable and payable, provision for committed facilities, borrowing costs, costs incurred on finance leases and value adjustments, including exchange rate adjustments, of financial instruments not included as hedging of future transactions.

Financial items are recognised in the profit and loss account with the amounts relating to the financial year.

Taxation

In Denmark, Danisco A/S is jointly taxed with certain wholly-owned Danish and foreign subsidiary undertakings. The parent company provides for and pays the aggregate Danish tax of the taxable income of these undertakings, and provision for deferred tax for the Danish undertakings is made by the parent company.

Jointly taxed undertakings are included in the Danish tax prepayment scheme.

The expected tax on the taxable income for the year, duly adjusted for changes in provisions for deferred tax for the year, is charged to the profit and loss account. The charged tax is recognised under profit on ordinary or extraordinary activities or as capital and reserves items. Additions, deductions and allowances are stated under financial items.

Withholding taxes relating to repatriation of dividends from foreign subsidiary undertakings are charged in the year in which the dividend is declared.

Provision is made for deferred tax according to the balance sheet liability method in respect of all temporary differences between the tax base of an asset or liability and amount stated in the balance sheet.

Deferred tax is also provided for reversal of tax benefits arising from losses in foreign undertakings that would represent a tax liability if they were sold or withdrawn from Danish joint taxation.

No provision is made for taxation arising on any sale of shares of subsidiary undertakings if the shares are not expected to be sold within a short period.

The tax base of tax losses carried forward and negative deferred tax are stated as assets when it is probable that within a reasonable period they will reduce future tax payments.

Forecast tax liabilities arising from deductible provisions affecting goodwill are included in deferred tax.

Provision is not made for deferred tax on goodwill unless the goodwill is tax-deductible.

In countries where deferred tax applies, it is stated at the estimated tax rate of each country. Changes in deferred tax due to changes in tax rates are charged to the profit and loss account.

BALANCE SHEET

Intangible fixed assets

Intangible fixed assets are measured at cost less accumulated depreciation and write-downs. Amortisation and depreciation are stated according to the straight-line method based on the estimated useful lives of the assets, which are:

Goodwill	up to 20 years
Development projects	3-5 years
Leasehold improvements	5-20 years
Patents, licences, trademarks and other intellectual property rights	up to 20 years
Software	up to 3 years

Short-life assets and less valuable assets are charged to the profit and loss account in the year of acquisition.

The amortisation and depreciation periods are determined on the basis of the management's experience in the Group's business areas. In the opinion of the Group management, they reflect the best estimate of the useful lives of acquired undertakings.

The treatment for accounting purposes of the sale of undertakings or assets to which goodwill is incidental is described under »Basis of consolidation«.

Profit or loss on the sale of other intangible fixed assets is calculated as the difference between the sales price less sales costs and the stated value at the time of sale and stated in the profit and loss account as other operating income or expenses, as appropriate.

Tangible fixed assets

Land and buildings are measured at cost less accumulated depreciation and write-downs.

Plant and machinery and other fixtures, fittings, tools and equipment are also measured at cost less accumulated depreciation and writedowns.

Cost of tangible fixed assets includes costs of materials, components, sub-supplier services, direct labour and indirect production costs, but not interest charges and other borrowing costs.

Depreciation is provided according to the straight-line method over the estimated useful lives of the assets to expected residual value. Land is not depreciated. The useful lives of major assets are fixed individually, while the lives of other assets are fixed for groups of uniform assets. Estimated useful lives of these are:

Buildings	20-40 years
Plant and machinery	10-20 years
Fixtures, fittings, tools and equipment	3-7 years

Expenditure relating to repairs or maintenance of tangible fixed assets is recognised either as indirect production costs or directly in the profit and loss account.

Short-life assets, less valuable assets and minor expenditure for improvement are charged to the profit and loss account in the year of acquisition.

Profit or loss arising on the disposal or retirement of tangible fixed assets is measured as the difference between the sales price net of dismantling, disposal and re-establishment costs and the book value, and included in the profit and loss account as other operating income or expenses.

Finance leases are measured in the balance sheet at the fair value or at the present value of future lease rentals at the time of leasing. When computing the present value, the interest rate implicit in the lease is applied as the discount rate or an approximated value. Finance leases are depreciated like the Group's other tangible fixed assets.

Residual lease commitments are capitalised and recognised in the balance sheet under creditors and interest charges on the lease are charged to the profit and loss account.

Lease payments under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Financial fixed assets

Participating interests in subsidiary undertakings are stated in the accounts of the parent company according to the equity method. This means that participating interests are stated in the balance sheets at the relevant proportion of their net asset value, and that the parent company's share of the results is included in the profit and loss account less unrealised inter-company profits.

Subsidiary undertakings with a negative net asset value are stated at zero, while amounts owed by these subsidiary undertakings are written down by the parent company's share of the negative net asset value. Should the negative net asset value exceed the amounts owed, the remaining amount is recognised under provisions.

Participating interests in associated undertakings are also measured in the accounts of the parent company and the consolidated accounts according to the equity method less the relevant proportion of unrealised inter-company profits.

Under capital and reserves, net revaluation of participating interests in subsidiary and associated undertakings is transferred to reserves for subsidiary undertakings according to the equity method insofar as the revaluation exceeds the dividends received from the undertakings.

Other investments and capital participation mainly include unlisted capital participation and similar investments.

Capital participation and similar investments are initially measured at cost and subsequently at fair value. Capital participation for which no reliable fair value can be fixed (mainly investments made by Danisco Venture) is measured at cost. Writedowns are carried out after assessment of each individual investment's expected cash flow compared with expectations at the time of investment.

Other financial fixed assets mainly include long term debtors.

Debtors that are kept until maturity are initially measured at cost and subsequently at amortised cost or a lower value after individual assessment of potential risk.

Debtors that are not kept until maturity are initially measured at cost and subsequently at fair value. Individual assessment of potential risk is carried out and the current interest level is taken into consideration when calculating the fair value.

Financial assets that are measured at cost or amortised cost are assessed with regard to writedown, cf. section on Impairment.

Impairment

An impairment test is conducted in respect of the book value of intangible and tangible fixed assets in preparing the annual accounts. Where writedown is required, the book value is written down to the higher of net present realisable value and present value of future net payments in connection with continued use. Thus goodwill is written down in the profit and loss account in those cases where the book value exceeds the expected future net income from the undertaking or the assets to which the goodwill is incidental.

The book value of financial assets that are recognised at cost or amortised cost is written down if the present value as a result of a change in the expected cash flow is lower than the book value. When computing the present value, the original effective rate of interest is applied. If subsequently the present value of a written down financial asset is increased, the writedown is carried back. The financial asset is stated at no more than amortised cost at the time of the writing back.

Stocks

Stocks are measured on a first-in/first-out basis and at cost. Where cost exceeds the net realisable value, it is written down to the lower value.

Cost of sales includes raw materials, consumables, direct labour and indirect production costs, such as maintenance and depreciation of production plant and operations, as well as administration and factory management.

Obsolete items, including slow-moving items, are written down to net realisable value.

Debtors

Debtors mainly include trade debtors and for the parent company, short term inter-company lending.

Trade debtors are initially measured at cost and subsequently at amortised cost or a lower value after individual assessment of potential risk. Value adjustments of trade debtors are recognised in the profit and loss account under other operating expenses.

Fixed short term inter-company lending is kept to maturity and measured at amortised cost.

Investments and capital participation

Investments and capital participation recognised under current assets mainly comprise listed bonds and shares available for sale.

Inclusion/non-inclusion is carried out at settlement date for acquisitions and sales. Investments and capital participation are initially measured at cost and subsequently at fair value.

When computing fair value, the current effective rate of interest is applied and an individual assessment of potential risk is carried out.

Other provisions

Other provisions primarily relate to commitments concerning acquisitions and restructuring.

Provisions are made for legal and constructive commitments that have arisen as a result of past events if it is probable that the company's financial resources will be required in settling such commitments.

Provisions associated with acquisitions include those relating to the acquired company which had been resolved by the date of acquisition and which are included in the calculated cost of acquisition and of goodwill.

Provisions for restructuring comprise provisions concerning the acquiring undertaking in connection with acquisitions, as well as provisions concerning resolutions on restructuring existing business units. Such provisions are charged to the profit and loss account.

Creditors

Creditors are initially measured at nominal amounts less premiums and costs incurred in the arrangement of borrowings. Creditors are subsequently measured at amortised cost.

Derivatives

Derivatives are measured at fair value, and realised as well as unrealised gains and losses on contracts not hedging future transactions are charged to the profit and loss account under financial items. In the balance sheet forward foreign exchange contracts are recognised in other debt or other receivables.

Forward exchange contracts hedging future transactions, primarily the sale and purchase of goods, are recognised in the balance sheet and taken up in capital and reserves. As the hedged transactions are realised, profits or losses on forward exchange contracts are recognised together with the hedged transactions, and items recognised under capital and reserves are reversed.

CASH FLOW STATEMENT

The consolidated cash flow statement for the Group is prepared according to the indirect method and shows the Group's cash flows from operating, investing and financing activities as well as the Group's cash position at the beginning and end of the year.

Cash flows from operating activities are calculated as Danisco's share of the consolidated profit for the year adjusted for non-cash operating items, changes in working capital and corporation tax paid.

Cash flows from investing activities comprise payments made on the purchase and disposal of undertakings and activities and the purchase and disposal of tangible and financial assets.

Cash flows from financing activities comprise changes in the size or structure of the Group's share capital and incidental costs as well as loans, repayments of principals of interest-bearing debt and payment of dividends.

Cash and cash equivalents comprise deposits with banks and investments with immaterial price exposure.

INFORMATION BY SEGMENT

Information is provided by business and geographic segments as primary and secondary segments, respectively. Information by segment follows the Group's accounting policies and internal financial management.

Fixed assets: intangible fixed assets and tangible fixed assets.

Financial assets: pension assets and participating interests in associated undertakings.

Fixed assets net: intangible fixed assets, tangible fixed assets and participating interests in associated undertakings less other provisions.

Working capital: current assets less non-interest bearing debt.

Current assets: stocks, trade debtors, other debtors, prepayments and accrued income.

Non-interest bearing debt: provisions for pensions and similar liabilities, trade creditors, other debt and accruals.

Invested capital: the sum of fixed assets and current assets less non-interest bearing debt.

Cash flow: operating profit less increase for the year or with addition of the year's decrease in invested capital.

Return on average invested capital (ROAIC): operating profit (EBIT) as a percentage of average invested capital.

Return on average capital employed (ROACE): operating profit before amortisation of goodwill (EBITA) as a percentage of the average invested capital with the addition of accumulated amortised goodwill.

Return on average operating net assets (ROAONA): operating profit before amortisation of goodwill (EBITA) as a percentage of the average invested capital excluding goodwill.

Profit and loss accounts 1 May 2001 - 30 April 2002

PARENT COMPANY				GROUP	
2000/01	**2001/02**	Note	DKK million	2000/01	**2001/02**
6,872	5,976	1	Net sales	23,541	17,705
(5,085)	(4,238)	2-3	Cost of sales	(17,004)	(11,975)
1,787	**1,738**		**Gross profit**	**6,537**	**5,730**
(236)	(267)	2-3	Research and development costs	(439)	(428)
(563)	(504)	2-3	Distribution and sales costs	(2,354)	(1,921)
(492)	(404)	2-4	Administrative expenses	(1,620)	(1,145)
496	**563**		**Ordinary operating profit before amortisation of goodwill**	**2,124**	**2,236**
96	10		Other operating income	230	132
2	(7)		Other operating expenses	(48)	(53)
594	**566**		**Operating profit before amortisation of goodwill (EBITA)**	**2,306**	**2,315**
(40)	(13)	3/12	Amortisation of goodwill	(437)	(399)
554	**553**		**Operating profit (EBIT)**	**1,869**	**1,916**
1,040	1,123	5	Income from participating interests in subsidiary undertakings	.	.
-	(4)	13	Income from associated undertakings	34	(8)
29	-	6	Income from other investments and capital participation	94	4
737	563	7	Interest receivable and similar income	362	279
(1,025)	(803)	8	Interest payable and similar charges	(991)	(724)
1,335	**1,432**		**Profit on ordinary activities before tax**	**1,368**	**1,467**
(542)	(529)	9	Tax on profit on ordinary activities	(536)	(541)
80	2	9	Adjustment of tax for previous years	74	14
873	**905**		**Profit on ordinary activities**	**906**	**940**
297	-	10	Gains on disposal of undertakings	297	-
(1,091)	-	10	Writedown of undertakings under divestment	(1,091)	-
79	**905**		**Consolidated profit**	**112**	**940**
-	-		Consolidated profit attributable to minority shareholders	(33)	(35)
79	**905**		**Danisco's share of consolidated profit**	**79**	**905**
		11	Basic earnings per share (EPS) DKK	15.22	16.24
		11	Diluted earnings per share (DEPS) DKK	15.20	16.22
			Appropriation of profit for the year		
(537)	1,302		Set aside as reserve for net revaluation according to the equity method		
616	(397)		Transferred to (from) other reserves		
79	**905**				

The Board of Directors proposes that a dividend for the year of DKK 6.00 per share (2000/01 DKK 6.00 per share) be adopted by the Annual General Meeting.

Balance sheets at 30 April 2002

PARENT COMPANY			ASSETS	GROUP	
30 April 2001	**30 April 2002**	Note	DKK million	30 April 2001	**30 April 2002**
			Fixed assets		
			Intangible fixed assets		
104	91	12	Goodwill	6,550	6,491
132	191	12	Other intangible fixed assets	491	380
236	**282**		**Total**	**7,041**	**6,871**
			Tangible fixed assets		
1,105	988	12	Land and buildings	3,182	2,707
1,792	1,666	12	Plant and machinery	5,988	5,131
214	141	12	Fixtures, fittings, tools and equipment	595	290
107	47	12	Prepayments and assets under construction	747	307
-	23	12	Leased equipment and plant	44	26
3,218	**2,865**		**Total**	**10,556**	**8,461**
			Financial fixed assets		
17,028	16,387	13	Participating interests in subsidiary undertakings	.	.
385	362	13	Loans to subsidiary undertakings	.	.
6	456	13	Participating interests in associated undertakings	2,478	2,853
6	208	13	Other investments and capital participation	21	227
-	-	14	Pension assets	50	49
-	-	15	Deferred tax assets	224	376
4	4	13	Other financial fixed assets	243	216
17,429	**17,417**		**Total**	**3,016**	**3,721**
20,883	**20,564**		**Fixed assets total**	**20,613**	**19,053**
			Current assets		
			Stocks		
274	167	16	Raw materials and consumables	1,238	874
103	104	16	Work in progress	336	325
1,335	1,143	16	Finished goods and goods for resale	4,070	3,546
-	-	16	Prepayments for goods	67	61
1,712	**1,414**		**Total**	**5,711**	**4,806**
			Debtors		
636	498	17	Trade debtors	3,739	2,529
10,064	7,948	17	Amounts owed by subsidiary undertakings	.	.
-	-		Amounts owed by associated undertakings	-	9
381	227		Other debtors	551	520
34	27		Prepayments and accrued income	167	63
11,115	**8,700**		**Total**	**4,457**	**3,121**
33	39		Investments and capital participation	94	41
393	91		Cash and cash equivalents	1,081	750
13,253	**10,244**		**Current assets total**	**11,343**	**8,718**
34,136	**30,808**		**Assets total**	**31,956**	**27,771**

PARENT COMPANY			LIABILITIES	GROUP	
30 April 2001	**30 April 2002**	Note	DKK million	30 April 2001	**30 April 2002**
			Capital and reserves		
1,164	1,164		Share capital	1,164	1,164
-	1,302		Reserve according to the equity method	.	.
11,631	10,114		Other reserves	11,631	11,416
12,795	**12,580**		**Capital and reserves total**	**12,795**	**12,580**
-	**-**		**Minority interests**	**280**	**296**
			Provisions		
-	-	14	Provision for pensions	307	219
582	681	15	Provision for deferred tax	1,233	1,340
424	336	19	Other provisions	968	637
1,006	**1,017**		**Provisions total**	**2,508**	**2,196**
			Creditors		
			Amounts falling due after more than one year		
273	270	20	Mortgage debt	282	276
9,039	2,945	20	Bank debt	9,160	2,947
20	-	20	Other creditors	33	87
-	5		Capitalised lease obligation	7	6
-	-		Other debt	35	13
9,332	**3,220**		**Total**	**9,517**	**3,329**
			Amounts falling due within one year		
13	-		Mortgage debt	15	3
2,832	6,535		Bank debt	2,919	6,627
26	22		Other creditors	72	27
-	-		Capitalised lease obligation	9	1
346	251		Trade creditors	1,676	979
7,071	6,541		Amounts owed to subsidiary undertakings	.	.
-	4	18	Corporation tax	58	176
610	484	21	Other debt	1,795	1,229
105	154		Accruals	312	328
11,003	**13,991**		**Total**	**6,856**	**9,370**
20,335	**17,211**		**Creditors total**	**16,373**	**12,699**
34,136	**30,808**		**Liabilities total**	**31,956**	**27,771**
		22	Own shares		
		12/23	Liabilities		
		24	Financial instruments		
		25	Related parties		
		26	Government grants		

Changes in capital and reserves

PARENT COMPANY

DKK million	Share capital	Reserve according to the equity method	Other reserves	Total
Balance at 1 May 2000	1,164	537	11,989	13,690
Profit for the year	.	1,055	(976)	79
Dividends paid	.	.	(344)	(344)
Repurchase of own shares *	.	.	(292)	(292)
Exchange rate adjustment of foreign subsidiary undertakings, etc.	.	.	(196)	(196)
Other movements in capital and reserves	.	.	(142)	(142)
Dividends from subsidiary undertakings	.	(1,592)	1,592	-
Balance at 30 April 2001	**1,164**	**-**	**11,631**	**12,795**
Changed accounting policy	.	.	42	42
Restated balance at 1 May 2001	1,164	-	11,673	12,837
Profit for the year	.	1,619	(714)	905
Dividends paid	.	.	(339)	(339)
Repurchase of own shares *	.	.	(603)	(603)
Exchange rate adjustment of foreign subsidiary undertakings, etc.	.	.	(187)	(187)
Other movements in capital and reserves	.	.	(39)	(39)
Hedging of future transactions, change	.	.	6	6
Dividends from subsidiary undertakings	.	(317)	317	-
Balance at 30 April 2002	**1,164**	**1,302**	**10,114**	**12,580**

It is proposed that a dividend for the year of DKK 6.00 per share (2000/01 DKK 6.00 per share) be adopted by the Annual General Meeting.

GROUP

DKK million	Share capital	Others reserves	Total
Balance at 1 May 2000	1,164	12,526	13,690
Profit for the year	.	79	79
Dividends paid	.	(344)	(344)
Repurchase of own shares *	.	(292)	(292)
Exchange rate adjustment of foreign subsidiary undertakings, etc.	.	(196)	(196)
Other movements in capital and reserves	.	(142)	(142)
Balance at 30 April 2001	**1,164**	**11,631**	**12,795**
Changed accounting policy	.	42	42
Restated balance at 1 May 2001	1,164	11,673	12,837
Profit for the year	.	905	905
Dividends paid	.	(339)	(339)
Repurchase of own shares *	.	(603)	(603)
Exchange rate adjustment of foreign subsidiary undertakings, etc.	.	(187)	(187)
Other movements in capital and reserves	.	(39)	(39)
Hedging of future transactions, change	.	6	6
Balance at 30 April 2002	**1,164**	**11,416**	**12,580**

The share capital of DKK 1,164,435,580 is made up of 58,221,779 shares of DKK 20 each. As of 21 April 1999, the share capital was written down by an amount of DKK 37,770,580 from DKK 1,202,206,160 to DKK 1,164,435,580 through cancellation of own shares.

*) Note 22 Own shares

Cash flow statement 1 Maj 2001 - 30 April 2002

Note	DKK million	GROUP 2000/01	2001/02
	Cash flow from operating activities		
	Danisco's share of consolidated profit	79	905
27	Adjustments	3,097	1,937
	Change in stocks	(92)	43
	Change in debtors	319	(59)
	Change in creditors	(348)	(11)
	Change in working capital	(121)	(27)
	Income from other investments and capital participation	91	4
	Interest receivable and similar income	379	152
	Interest payable and similar charges	(1,031)	(539)
	Interest payments, net	(561)	(383)
18	Corporation tax paid	(312)	(368)
	Cash flow from operating activities	**2,182**	**2,064**
	Cash flow from investing activities		
28	Purchase of undertakings and activities	(253)	(863)
28	Sale of undertakings and activities	826	2,064
29	Purchase of tangible fixed assets	(1,255)	(838)
29	Sale of tangible fixed assets and investment grants	119	84
	Purchase of intangible fixed assets	(69)	(135)
	Sale of intangible fixed assets	4	89
	Change in financial assets, net	677	165
	Change in amount receivable concerning sale of activities	2,086	-
	Cash flow from investing activities	**2,135**	**566**
	Cash flow from financing activities		
30	Change in financial liabilities	(3,204)	(2,010)
	Repurchase of own shares	(292)	(603)
	Dividends paid	(344)	(339)
	Cash flow from financing activities	**(3,840)**	**(2,952)**
	Decrease/increase in cash and cash equivalents	**477**	**(322)**
	Cash and cash equivalents at 1 May	608	1,081
	Exchange adjustment of cash and cash equivalents	(4)	(9)
	Cash and cash equivalents at 30 April	**1,081**	**750**

PARENT COMPANY				GROUP	
2000/01	**2001/02**	Note	DKK million	2000/01	**2001/02**
		1	**Net sales**		
			Breakdown by market:		
2,199	1,960		Denmark	2,589	2,213
1,354	1,052		Other Nordic countries	5,018	4,617
1,918	1,387		Rest of Western Europe	9,252	3,875
466	594		Eastern Europe	1,205	1,347
217	246		North America	2,053	2,434
169	164		Latin America	842	799
180	219		Asia-Pacific	1,433	1,625
369	354		Rest of the world	1,149	795
6,872	**5,976**		**Total**	**23,541**	**17,705**
4,673	4,016		Net sales in non-Danish markets total	20,952	15,492
68.0%	67.2%		corresponding to	89.0%	87.5%
		2	**Staff costs**		
(3)	(3)		Directors' emoluments	(3)	(3)
(12)	(13)		Remuneration to management	(19)	(18)
(1,096)	(762)		Wages and salaries	(3,692)	(2,216)
(101)	(73)		Pension costs, social security costs, etc.	(684)	(414)
(1,212)	**(851)**		**Total**	**(4,398)**	**(2,651)**
3,408	2,387		Average number of employees	14,680	9,105
3,395	2,380		Number of employees at 30 April	13,553	8,041

No member of the Board of Directors has been employed by the Danisco Group during the 2001/02 financial year, with the exception of the members of the Board of Directors elected by the employees of the company. None of the members of the Board of Directors have been paid separate consulting fees or the like, as no member of the Board of Directors has provided Danisco with any additional services.

Emolument amounts to DKK 220,000 for each member. An additional percentage fee is paid to the Deputy Chairmen and the Chairman of 50 and 150% respectively.

Members who have retired from the Board of Directors of Danisco A/S after more than 15 years of service, including directorship in one of the companies that were included in the merger in 1989, may be granted an amount for being available as advisers to Danisco's Board of Directors. Danisco's Board of Directors considers the granting of emoluments to the individual directors at the annual initial meeting. Emolument is fixed at 40% of the director's fee received at the time of retirement. At present, five directors provide consultancy services to the Board of Directors, and emoluments paid during the year ended totalled DKK 408,000.

Danisco A/S pays an annual (life-long) pension amount of DKK 60,000 to one retired member of the board of directors of Aktieselskabet De Danske Sukkerfabrikker, which was part of the merger in 1989. Provision is made for this obligation under other provisions.

The general pension retirement age for members of Danisco's Executive Board is 62 years (CEO 60 years). No agreement has been made concerning pension contributions. Upon retirement, each member is entitled to a pre-retirement pension until the age of 65. This pre-retirement pension is calculated on the basis of the remuneration amount paid during the last year before retirement and decreases during the period from 72% of the amount in the first year to 58%. Current provision is made for this obligation under other provisions.

In the event that a member of Danisco A/S' Board of Directors retires in conjunction with a takeover of the Company or a merger in which Danisco is included, a special severance payment corresponding to one year's remuneration amount (CEO 2 years' remuneration amount) is paid over a two-year notice period in addition to the usual remuneration amount

None of the members of the Executive Board or the Board of Directors receive any additional fee as directors in the Danisco Group's subsidiary or associated undertakings.

Share options

In 2000/01, Danisco established a share option programme for the Executive Board and senior executives. Options will be allotted as shown in the table on the right and are redeemable at DKK 262, 275 and 287, respectively. Redemption prices are determined on the basis of the share price level on 1 May 2000 (DKK 250) and a premium increasing throughout the three-year period (5%, 10% and 15%).

The share option programme covering the Executive Board includes 222,000 shares of which 185,000 are conditioned on the employment not being under notice.

The share option programme covering senior executives includes 112 employees. The programme includes 578,000 shares of which 483,000 are conditioned on the employment not being under notice.

Danisco has acquired own shares to cover the full obligation of the share option programme. The cost of shares has been offset against capital and reserves.

According to the Black and Scholes model, the theoretical market value of the share option programme is estimated at DKK 47 million at the balance sheet date, provided that all of the said options are allotted and are exercised at the latest possible point of time, that the interest rate is 4.5%, that volatility is at 25, that return on existing shares is DKK 6 per share until expiry date and that the share options can be traded.

Numbers of shares	Allotted	Allotment contingent on employment not being under notice			Total
	1/5 2001	1/5 2002	1/5 2003	1/5 2004	
Executive Board					
Share price 262	37,000	37,000	.	.	74,000
Share price 275	.	37,000	37,000	.	74,000
Share price 287	.	.	37,000	37,000	74,000
	37,000	74,000	74,000	37,000	222,000
Exercised	-	-	-	-	-
Total	37,000	74,000	74,000	37,000	222,000
Senior Executives					
Share price 262	97,000	95,000	.	.	192,000
Share price 275	.	96,500	96,500	.	193,000
Share price 287	.	.	97,500	97,500	195,000
	97,000	191,500	194,000	97,500	580,000
Exercised	2,000	-	-	-	2,000
Total	95,000	191,500	194,000	97,500	578,000
Total	132,000	265,500	268,000	134,500	800,000

At the balance sheet date, Danisco's share price was DKK 283. Provided that all share options are allotted and that the share price at the time of exercising the share option corresponds to the share price at the balance sheet date, the gain of exercising the shares will amount to DKK 7.6 million.

During the year ended, senior executives exercised 2,000 options, and the related cost amounted to DKK 87,000, which has been taken to capital and reserves.

PARENT COMPANY				GROUP	
2000/01	**2001/02**	Note	DKK million	2000/01	**2001/02**
		3	**Depreciation and amortisation**		
			Depreciation and amortisation for the year included in the costs below:		
(236)	(221)		Cost of sales	(944)	(720)
(14)	(23)		Research and development costs	(24)	(29)
(12)	(8)		Distribution and sales costs	(53)	(44)
(85)	(66)		Administrative expenses	(214)	(168)
(40)	(13)		Amortisation of goodwill	(437)	(399)
(387)	**(331)**		**Total**	**(1,672)**	**(1,360)**
			Writedowns, see note 10		
		4	**Fees for auditors elected by the Annual General Meeting**		
			Deloitte & Touche:		
(5)	(5)		Audit fee	(18)	(15)
(8)	(3)		Other fees	(25)	(12)
			Ernst & Young:		
(1)	(1)		Audit fee	(1)	(1)
-	-		Other fees	-	-
		5	**Income from participating interests in subsidiary undertakings**		
2,712	1,698		Profits in subsidiary undertakings before taxation	.	.
(1,672)	(575)		Losses in subsidiary undertakings before taxation	.	.
1,040	**1,123**		**Total**	.	.
		6	**Income from other investments and capital participation**		
1	-		Share dividends	1	1
24	-		Price adjustment of shares	86	-
-	-		Interest income on bonds	4	3
4	-		Price adjustment of bonds	3	-
29	-		**Total**	**94**	**4**
		7	**Interest receivable and similar income**		
576	417		Financial accounts with subsidiary undertakings	.	.
25	12		Bank deposits	64	39
35	11		Other receivables	91	35
67	-		Gain on financial instruments	72	1
34	123		Exchange gains	135	204
737	**563**		**Total**	**362**	**279**
		8	**Interest payable and similar charges**		
(312)	(235)		Financial accounts with subsidiary undertakings	.	.
(24)	(23)		Mortgage debt	(26)	(29)
(636)	(448)		Bank debt and similar capital procurement	(820)	(478)
(12)	-		Loss on financial instruments	(14)	(1)
(41)	(97)		Exchange loss	(131)	(216)
(1,025)	**(803)**		**Total**	**(991)**	**(724)**
		9	**Tax**		
(28)	(48)		Current tax on the profit for the year	(516)	(484)
49	(88)		Change in deferred tax on the profit for the year	26	(57)
(4)	-		Other taxes, exchange adjustment, etc.	(2)	-
36	2		Adjustment of tax for previous years	30	14
(515)	(393)		Tax in undertakings not subject to tax pooling	.	.
(462)	**(527)**		**Total**	**(462)**	**(527)**

PARENT COMPANY 2000/01	2001/02	Note	DKK million	GROUP 2000/01	2001/02
		9	...continued		
			The tax breaks down as follows:		
(542)	(529)		Tax on profit on ordinary activities	(536)	(541)
			Adjustment of deferred tax for previous years		
44	-		due to change in Danish corporation tax rate	44	-
36	2		Adjustment of tax for previous years	30	14
(462)	**(527)**		**Total**	**(462)**	**(527)**
			Applicable tax rate before associated undertakings:		
			Danish corporation tax rate	30%	30%
			Effect of difference in tax rate compared		
			with Danish corporation tax rate	-	1%
			Non-taxable income and non-deductible expenses	1%	1%
			Utilisation of noncapitalised tax losses	-	(3%)
			Effect of changed Danish corporation tax rate	(3%)	-
			Other, incl. adjustment for previous years	(2%)	(1%)
			Effective tax rate before non-deductible		
			amortisation of goodwill	26%	28%
			Non-deductible amortisation of goodwill	9%	8%
			Effective tax rate	**35%**	**36%**
			The effect for the parent company is not shown separately, as the tax costs of the parent company and the Group are identical.		
		10	**Gains and writedowns, etc. on disposal of undertakings**		
			Gains on disposal of divisions after tax:		
297	-		Gain on IPO of associated undertaking	297	-
297	**-**		**Total**	**297**	**-**
			Writedown, etc. of undertakings under divestment		
(425)	-		Writedown of fixed assets in Danisco Foods and Danisco Pack UK	(425)	-
100	-		Tax effect of writedown in Danisco Foods and Danisco Pack UK	100	-
(876)	-		Provisions and writedowns of fixed assets in Danisco Flexible	(876)	-
110	-		Tax effect of provisions and writedown in Danisco Flexible	110	-
(1,091)	**-**		**Total**	**(1,091)**	**-**
		11	**Earnings per share**		
.	.		Profit on ordinary activities	906	940
.	.		Consolidated profit attributable to minority shareholders	(33)	(35)
.	.		**Danisco's share of profit on ordinary activities**	**873**	**905**
.	.		Share capital average number of shares	58,221,779	58,221,779
.	.		Average number of own shares	(845,232)	(2,487,322)
.	.		**Average number of shares excluding own shares**	**57,376,547**	**55,734,457**
.	.		Average dilution effect of share options	67,387	60,408
.	.		Diluted average number of shares	57,443,934	55,794,865
.	.		**Basic earnings per share (EPS) DKK**	**15.22**	**16.24**
.	.		Diluted earnings per share (DEPS) DKK	15.20	16.22
			Earnings per share c.f. IAS 33 based on Danisco's share of		
.	.		the consolidated profit (EPS) DKK	1.38	16.24
			Earnings per share c.f. IAS 33 based on Danisco's share of		
.	.		the consolidated profit (DEPS) DKK	1,38	16.22

PARENT COMPANY

DKK million	12 Intangible fixed assets						12 Tangible fixed assets					
	Goodwill	Software	Patents and licenses	Product developm.	Other	Total	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipm.	Prepaym. and assets under construct.	Leased equipm. and plant	Total
Cost at 1 May 2001	787	183	-	31	1	**1,002**	2,165	4,111	739	107	0	**7,122**
Additions during the year	-	75	-	36	-	**111**	39	125	59	75	-	**298**
Disposals due to sale of activities	(527)	(73)	-	-	-	**(600)**	(261)	(748)	(198)	(4)	-	**(1,211)**
Disposals during the year	-	-	-	-	(1)	**(1)**	(185)	(48)	(50)	-	-	**(283)**
Carried forward to (from) other items	-	-	11	5	-	**16**	28	75	(2)	(131)	25	**(5)**
Total	**260**	**185**	**11**	**72**	**-**	528	**1,786**	**3,515**	**548**	**47**	**25**	**5,921**
Depreciation and writedowns at 1 May 2001	(683)	(82)	-	-	(1)	**(766)**	(1,060)	(2,319)	(525)	.	0	**(3,904)**
Disposals due to sale of activities	527	42	-	-	-	**569**	190	604	126	.	-	**920**
Depreciation and amortisation of disposals during the year	-	-	-	-	1	**1**	131	44	45	.	-	**220**
Depreciation and amortisation for the year	(13)	(21)	-	(5)	-	**(39)**	(59)	(174)	(57)	.	(2)	**(292)**
Carried forward (to) from other items	-	-	(11)	-	-	**(11)**	-	(4)	4	.	-	**-**
Total	**(169)**	**(61)**	**(11)**	**(5)**	**-**	(246)	**(798)**	**(1,849)**	**(407)**	**.**	**(2)**	**(3,056)**
Balance at 30 April 2002	**91**	**124**	**-**	**67**	**-**	282	**988**	**1,666**	**141**	**47**	**23**	**2,865**
Balance at 30 April 2001	104	101	-	31	-	236	1,105	1,792	214	107	-	3,218

GROUP

DKK million	12 Intangible fixed assets						12 Tangible fixed assets					
	Goodwill	Software	Patents and licenses	Product developm.	Other	Total	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipm.	Prepaym. and assets under construct.	Leased equipm. and plant	Total
Cost at 1 May 2001	9,628	264	319	31	277	**10,519**	5,506	11,600	1,360	747	73	**19,286**
Exchange adjustm. of opening value, etc.	(33)	(1)	(4)	-	(4)	**(42)**	(31)	(95)	(10)	(10)	(1)	**(147)**
Additions due to new activities	639	-	-	-	-	**639**	128	15	3	1	-	**147**
Additions during the year	9	79	8	36	4	**136**	72	271	110	384	1	**838**
Disposals due to sale of activities	(1,955)	(115)	-	-	(123)	**(2,193)**	(1,262)	(2,920)	(431)	(80)	(33)	**(4,726)**
Disposals during the year	(133)	-	(34)	-	(97)	**(264)**	(252)	(37)	(92)	(2)	4	**(379)**
Carried forward to (from) other items	1	-	-	5	(1)	**5**	53	644	6	(733)	25	**(5)**
Total	**8,156**	**227**	**289**	**72**	**56**	8,800	**4,214**	**9,478**	**946**	**307**	**69**	**15,014**
Depreciation and writedowns at 1 May 2001	(3,078)	(111)	(124)	0	(165)	**(3,478)**	(2,324)	(5,612)	(765)	.	(29)	**(8,730)**
Exchange adjustm. of opening value, etc.	18	-	2	-	5	**25**	24	54	5	.	-	**83**
Disposals due to sale of activities	1,661	55	-	-	125	**1,841**	765	1,777	140	.	(3)	**2,679**
Depreciation and amortisation of disposals during the year	133	-	10	-	26	**169**	195	19	77	.	(4)	**287**
Depreciation and amortisation for the year	(399)	(32)	(36)	(6)	(13)	**(486)**	(167)	(581)	(117)	.	(7)	**(872)**
Carried forward (to) from other items	-	-	-	-	-	**-**	-	(4)	4	.	-	**-**
Total	**(1,665)**	**(88)**	**(148)**	**(6)**	**(22)**	**(1,929)**	**(1,507)**	**(4,347)**	**(656)**	**.**	**(43)**	**(6,553)**
Balance at 30 April 2002	**6,491**	**139**	**141**	**66**	**34**	**6,871**	**2,707**	**5,131**	**290**	**307**	**26**	**8,461**
Balance at 30 April 2001	6,550	153	195	31	112	7,041	3,182	5,988	595	747	44	10,556

PARENT COMPANY				GROUP	
30 April 2001	**30 April 2002**	Note	DKK million	30 April 2001	**30 April 2002**
		12	**... continued**		
			Information on fixed assets:		
285	270		Mortgages	297	279
425	586		Book value of pledged assets	442	602
-	-		Book value of properties outside Denmark	1,107	1,605
1,180	805		Danish properties at latest official valuation	1,330	847
-	-		Contractual obligations	-	13

13 Financial fixed assets

	PARENT COMPANY					GROUP		
DKK million	Participating interests in subsidiary undertakings	Loans to subsidiary undertakings	Participating interests in associated undertakings	Other investments and capital participation	Other financial fixed assets	Participating interests in associated undertakings	Other investments and capital participation	Other financial fixed asset
Cost at 1 May 2001	18,422	385	1	9	4	2,275	24	246
Additions due to new activities	290	-	-	-	-	-	-	-
Additions during the year	411	6	454	201	-	458	204	4
Disposals due to sale of activities	(3,181)	-	-	-	-	-	-	(3)
Disposals during the year	(3)	(29)	-	(2)	-	-	-	(26)
Internal transfer	(854)	-	-	-	-	-	-	-
Exchange adjustment of opening value etc.	.	.	.	.	.	(17)	.	(2)
Total	**15,085**	**362**	**455**	**208**	**4**	**2,716**	**228**	**219**
Changes at 1 May 2001	(1,394)	.	5	(3)	.	203	(3)	(3)
Profit for the year	787	.	(1)	-	.	(2)	-	-
Dividends paid and declared	(317)	.	(2)	-	.	(5)	-	-
Exchange adjustment of opening value etc.	(125)	.	(1)	-	.	(8)	-	-
Disposals during the year	1,484	.	-	-	.	-	-	-
Internal transfer	854	.	-	-	.	-	-	-
Other	13	.	-	3	.	(51)	2	-
Total	**1,302**	.	**1**	**-**	.	**137**	**(1)**	**(3)**
Balance at 30 April 2002	**16,387**	**362**	**456**	**208**	**4**	**2,853**	**227**	**216**
Balance at 30 April 2001	17,028	385	6	6	4	2,478	21	243

The book value of participating interests in subsidiary undertakings includes goodwill of DKK 6,400 million (2000/01 DKK 6,446 million).

The book value of participating interests in associated undertakings includes goodwill of DKK 698 million (2000/01 DKK 746 million).

PARENT COMPANY 30 April 2001	30 April 2002	Note	DKK million	GROUP 30 April 2001	30 April 2002

13 ...continued

Participating interests in associated undertakings	Currency	Share capital in currency ('000)	Danisco's share of profit for the financial year	Danisco's share of capital	Parent company book value	Group book value
		100%	DKK million	30 April 2002	DKK million	DKK million
Sejet Planteforædling I/S, Denmark	DKK	10,000	3	25%	7	7
Gotlandsbetor AB, Sweden	SEK	100	-	50%	-	-
Sockerernäringens Betodlings Utveckling AB (SBU), Sweden	SEK	100	-	50%	-	-
Cerenes OY, Finland	FIM	60	3	25%	-	4
Total			**6**		**7**	**11**
Genencor International, Inc., USA	USD	97,000	(4)	42%	-	2,393
Amcor Flexible Europe A/S, Denmark	EUR	244,000	(4)	25%	449	449
Total			**(2)**		**456**	**2,853**

At 30 April 2002, Danisco owned 25 million common shares in Genencor International, Inc. At the quoted market price per share of USD 10.55, the value of the holding was USD 264 million (DKK 2,177 million). The par value of preferred shares was USD 82 million (DKK 678 million).

14 **Provisions for pensions**

Pension obligations of Danish companies are covered through insurance. Certain foreign companies are also covered through insurance. Foreign companies that are not or only partially covered through insurance (defined benefit plans) - primarily in the UK and Sweden - compute their non-insurance pension obligations at the actuarial present value at the balance sheet date. Acturial gains and losses are recognised in the profit and loss account in accordance with IAS 19.

Parent 30 April 2001	Parent 30 April 2002	DKK million	Group 30 April 2001	Group 30 April 2002
		Defined contribution plans:		
(77)	(60)	Costs for current financial year	(179)	(133)
(77)	**(60)**	**Total**	**(179)**	**(133)**
		Defined benefit plans:		
-	-	Costs for current financial year	(45)	(14)
-	-	Interest payable	(63)	(36)
-	-	Expected return on plan assets	64	33
-	**-**	**Total**	**(44)**	**(17)**
		Provisions for the Group's obligations under defined benefit plans are as follows:		
-	-	Present value of pension obligations	1,644	684
-	-	Unrecognised actuarial gains and losses	(68)	(87)
-	-	Fair value of plan assets	(1,319)	(427)
-	**-**	**Total**	**257**	**170**
		Movements in the net liability were as follows:		
-	-	Provision for pensions at 1 May	278	257
-	-	Exchange adjustment of opening value etc.	(26)	(4)
-	-	Other adjustments	7	2
-	-	Disposals concerning sold activities	(2)	(88)
-	-	Amount charged during the period	44	17
-	-	Contributions in this period	(44)	(14)
-	**-**	**Balance at 30 April**	**257**	**170**
-	-	Pension assets	50	49
-	-	Provision for pensions	307	219

PARENT COMPANY				GROUP	
30 April 2001	**30 April 2002**	Note	DKK million	30 April 2001	**30 April 2002**

14 **...continued**

Defined benefit plans in the UK are managed by external pension funds, and contributions paid by Danisco are invested to offset pension obligations. The actuarial present value of the pension obligations DKK 464 million (2000/01 DKK 1,413 million) less fair value of plan assets DKK 427 million (2000/01 DKK 1,319 million) and on balance sheet accounts DKK 49 million (2000/01 DKK -26 million) is DKK 86 million (2000/01 DKK 68 million). In accordance with IAS 19 this actuarial loss are recognised over the remaining workings years of the staff. The actuarial computation is based on an interest rate of 5.84% p.a. and a salary increase of 4.0% p.a. The plans are charged to the consolidated profit and loss account for 2001/02 at DKK -3 million (2000/01 DKK -25 million).

Defined benefit plans in Sweden are not covered by deposits paid to pensions funds. The actuarial present value of the obligations is stated in the consolidated balance sheet at 30 April 2002 at DKK 208 million, unchanged from last year. The actuarial computation is based on an interest rate of 6.75% p.a., a salary increase of 3.0% p.a. and a pension increase of 3.0% p.a. The plans are charged to the consolidated profit and loss account for 2001/02 at DKK -14 million (2000/01 DKK -15 million).

30 April 2001	**30 April 2002**	Note	DKK million	30 April 2001	**30 April 2002**
		15	**Provision for deferred tax**		
734	582		Deferred tax at 1 May	1,340	1,009
(50)	(15)		Adjustment for deferred tax at 1 May	(96)	(41)
-	26		Tax concerning aquired/sold undertakings and other adjustments	-	(61)
(44)	-		Adjustment due to change in Danish corporation tax rate	(44)	-
(53)	-		Effect of writedown of fixed assets	(210)	-
(5)	88		Change in deferred tax	19	57
582	**681**		**Balance at 30 April**	**1,009**	**964**

Specification of deferred tax at 30 April 2002	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Intangible fixed assets	57	99	42
Tangible fixed assets	66	858	792
Financial fixed assets	-	43	43
Current assets	56	50	(6)
Amounts falling due within one year	44	248	204
Amounts falling due after more than one year	96	182	86
Tax loss carried over, net	204	-	(204)
Non-capitalised tax assets in balance sheet items	(7)	-	7
Tax assets and liabilities	516	1,480	964
Offset between legal entities and jurisdictions	(140)	(140)	-
Balance at 30 April 2002	**376**	**1,340**	**964**
Balance at 30 April 2001 amounted to	224	1,233	1,009

The tax base of non-capitalised tax losses carried forward amounts to DKK 128 million (2000/01 DKK 209 million). Around 45% of this is expected to be either used or lost within the next five years.

Deferred tax on investments in subsidiaries not recorded as a liability amounts to DKK 10 million (2000/01 DKK 92 million).

PARENT COMPANY 30 April 2001	PARENT COMPANY 30 April 2002	Note	DKK million	GROUP 30 April 2001	GROUP 30 April 2002
		16	**Stocks**		
			Stocks of DKK 77 million (2000/01 DKK 90 million) are recorded at net realisable value. The Group has not pledged stocks as security for debt.		
		17	**Trade debtors and amounts owed by subsidiary undertakings**		
636	498		Trade debtors	3,739	2,529
			All debtors are expected to be paid within one year.		
10,064	7,948		Amounts owed by subsidiary undertakings	.	.
			Of the amounts owed by subsidiary undertakings, DKK 372 million, (2000/01 DKK 441 million) will fall due after one year.		
		18	**Corporation tax**		
(59)	(37)		Corporation tax owing at 1 May	(130)	58
-	-		Additions due to new activities	-	11
(48)	12		Adjustment concerning previous years	(47)	20
31	(8)		Tax on changes in capital and reserves	31	(8)
28	48		Current tax on profit for the year	516	484
11	(11)		Tax paid during the year	(312)	(368)
-	-		Disposals due to sale of activitites	-	(21)
(37)	**4**		**Balance at 30 April**	**58**	**176**

19 Other provisions

Other provisions total (Parent company)		Acquisitions	Restructuring	Other	Other provisions total
424	Provisions at 1 May 2001	259	220	489	968
-	Exchange adjustment of opening value, etc.	(2)	(1)	-	(3)
-	Additions due to new activities	75	-	1	76
72	Provisions for the year	-	56	31	87
(190)	Provisions utilised during the year, etc.	(121)	(97)	(213)	(431)
30	Disposals due to sale of activitites	-	(77)	17	(60)
336	**Balance at 30 April 2002**	**211**	**101**	**325**	**637**

The provisions for acquisitions are recognised to reflect restructuring to be made in acquired companies. Of the amount provided, DKK 76 million relate to acquisitions made in 2001/02.

Provisions for restructuring relate to the closure of sugar factories in Sweden (Jordberga) and Denmark (Gørlev) and to the restructuring of other activities.

Other provisions mainly include provisions associated with the divestment of businesses as well as pending legal proceedings, etc.

PARENT COMPANY				GROUP	
30 April 2001	**30 April 2002**	Note	DKK million	30 April 2001	**30 April 2002**
		20	**Mortgage debt, bank debt and other creditors**		
141	133		Mortgage debt falling due after five years	143	134
160	145		Bank debt falling due after five years	199	145
1	-		Other creditors falling due after five years	1	-
		21	**Other debt**		
223	252		Production and absorption levies owing for sugar	411	476
175	116		Amounts owing in respect of staff (wages, salaries, holiday pay, etc.)	380	288
83	17		VAT and other taxes owing	207	124
129	99		Other items	797	341
610	**484**		**Total**	**1,795**	**1,229**

Note	Own shares	Number	Nominal value (DKK '000)	% of share capital
22	**Own shares**			
	Holding at 1 May 2001	1,752,000	35,040	3.01
	Purchase	2,045,800	40,916	3.51
	Holding at 30 April 2002	**3,797,800**	**75,956**	**6.52**

Market value of own shares at 30 April 2002 amounts to DKK 1,075 million. The purchase amount this year was DKK 603 million, which has been charged to capital and reserves.

800,000 own shares have been acquired to hedge of Danisco's share option programme. The remaining shares will be used for development of the capital structure, for the financing or execution of acquisitions, for other types of transfer or for cancellation.

PARENT COMPANY 30 April 2001	PARENT COMPANY 30 April 2002	Note	DKK million	GROUP 30 April 2001	GROUP 30 April 2002
		23	**Liabilities**		
			Contingent liabilities:		
291	296		Guarantees and other financial commitments	368	324
			Contractual liabilities:		
-	-		Operating lease payments due within one year	60	29
-	-		Operating lease payments due within two to five year	101	64
-	-		Operating lease payments due after five years	77	20
-	**-**		**Total**	**238**	**113**

Certain claims have been raised against the Group. In the opinion of the management, the outcome of these proceedings will not have any material effect on the financial position of the Group.

PARENT COMPANY				GROUP	
30 April 2001	**30 April 2002**	Note	DKK million	30 April 2001	**30 April 2002**

24 Financial instruments

The Group uses forward contracts for managing interest rate and exchange risks.

	30 April 2001		**30 April 2002**	
Currency	Settlement value	Market value	**Settlement value**	**Market value**
DKK	6,225	6,202	(6,098)	(6,078)
EUR	(4,235)	(4,222)	5,722	5,707
USD	1,448	1,438	1,363	1,359
JPY	(486)	(486)	(514)	(514)
GBP	(2,843)	(2,832)	(211)	(210)
Other	(51)	(52)	(279)	(282)
Total	**58**	**48**	**(17)**	**(18)**

The net market value was DKK -18 million (2000/01 DKK 48 million) and the average remaining term to maturity was 1.5 month. A net gain of DKK 38 million (2000/01 DKK 42 million) related to the hedging of future commercial transactions has been postponed and will be booked against the hedged items on transaction day.

25 Related parties

Related parties in the Group comprise the members of the Board of Directors and the Executive Board only. The Group made no transactions with related parties during the financial year.

Management remuneration is disclosed in Note 2.

26 Government grants

During the year ended, the Group received government grants of DKK 4 million (2000/01 DKK 3 million) for research and development, DKK 1 million (2000/01 DKK 19 million) for investments, and DKK 4 million (2000/01 DKK 9 million) for other purposes.

Note	DKK million	GROUP 30 April 2001	GROUP 30 April 2002
27	**Adjustments**		
	Depreciation and amortisation	1,672	1,360
	Writedowns for the year included in profit and loss accounts, etc..	1,091	-
	Profit on sale of undertakings and activities, etc.	(302)	-
	Profit/loss on disposal of tangible fixed assets	(8)	5
	Income from associated undertakings	(38)	(4)
	Income from other investments and capital participation, etc..	(94)	(3)
	Interest receivable and similar income	(362)	(279)
	Interest payable and similar charges	992	724
	Other provisions	(74)	(267)
	Expensed tax for the year	462	527
	Non-financial prepayments and accruals, etc.	(242)	(126)
	Total	**3,097**	**1,937**
28	**Purchase and sale of undertakings and activities**		
	Purchase of undertakings and activities:		
	During the financial year, 2001/02 Danisco purchased the ingredients company Germantown.		
	Tangible fixed assets	(38)	(147)
	Stocks	(38)	(83)
	Debtors and prepayments	(18)	(87)
	Cash and cash equivalents	(8)	(34)
	Other provisions	(4)	75
	Provisions for deferred tax	-	(71)
	Financial liabilities	4	-
	Non-interest-bearing debt	(8)	84
	Corporation tax	-	11
	Net assets	**(110)**	**(252)**
	Goodwill on purchase of undertakings and activities	(151)	(645)
	Adjustment of cash and cash equivalents	8	34
	Cash purchase amount	**(253)**	**(863)**
	Financial liabilities	(4)	-
	Purchase amount total	**(257)**	**(863)**

Note	DKK million	GROUP 30 April 2001	**30 April 2002**
28	**...continued**		
	Sale of undertakings and activities:		
	During the 2001/02 financial year, Danisco disposed all activities in Danisco Flexible, Danisco Pack and Danisco Foods.		
	Intangible fixed assets	29	352
	Tangible fixed assets	399	2,047
	Financial fixed assets	37	(637)
	Stocks	380	896
	Debtors and prepayments	11	1,431
	Cash and cash equivalents	9	47
	Other provisions	-	(137)
	Provisions for deferred tax	-	10
	Financial liabilities	(47)	(655)
	Non-interest-bearing debt	(2)	(1,222)
	Corporation tax	-	(21)
	Net assets	**816**	**2,111**
	Profit on disposals included in profit and loss account	19	-
	Adjustment of cash and cash equivalents	(9)	(47)
	Cash sales amount	**826**	**2,064**
	Financial liabilities	47	655
	Sales amount total	**873**	**2,719**
29	**Purchase and sale of tangible fixed assets**		
	Ingredients and sweeteners	(423)	(417)
	Sugar	(466)	(384)
	Other business	(365)	(12)
	Group functions	(1)	(25)
	Purchase of tangible fixed assets total	(1,255)	(838)
	Sale of tangible fixed assets and investment grants	119	84
	Purchase and sale of tangible fixed assets total	**(1,136)**	**(754)**
30	**Change in financial liabilities**		
	Financial liabilities at 1 May	(15,653)	(12,372)
	Exchange adjustment of opening value, etc.	34	174
	Financial liabilities in undertakings sold	47	1,650
	Financial liabilities assumed on purchase of undertakings and activities	(4)	-
	Financial liabilities at 30 April	12,372	8,538
	Change in financial liabilities at 30 April	**(3,204)**	**(2,010)**

Subsidiary undertakings

Undertaking[1]	Currency	Nominal capital*	Danisco's share in %
Main business areas			
Ingredients			
Aplin & Barrett Ltd, United Kingdom	GBP	2.129	100
A/S Syntetic, Denmark	DKK	35.300	100
Biotechnologisches Laboratorium GmbH & Co KG, Germany	EUR	107	100
Broadland Foods Ltd., United Kingdom	GBP	417	100
CalChauvet S.A., France	EUR	3.160	100
Cultor Company Ltd. Nan Yan, China	USD	2.100	100
Cultor Food Science Ltd., Mississauga, Canada	CAD	2.200	100
Cultor Food Science, Seoul, South Korea	KRW	892.549	100
Cultor Foods Science B.V., Netherlands	EUR	18	100
**Cultor France Holding S. A., France	EUR	884	100
Cultor France S.A., France	EUR	10.766	100
**Cultor Holland B.V., Netherlands	EUR	18	100
Cultor US Inc, USA	USD	0	100
Danisco Australia Pty Limited, Australia	AUD	21.000	100
Danisco Cultor America Inc., USA	USD	500	100
Danisco Cultor Argentina S.A., Argentina	USD	12	100
Danisco Cultor Belgium B.V.B.A., Belgium	EUR	20	100
Danisco Cultor Brasil Ltda., Brazil	USD	7.196	100
Danisco Cultor Chile S.A. Ltda., Chile	CLP	9.429.878	100
Danisco Cultor Colombia, Colombia	USD	23	100
Danisco Cultor Deutschland GmbH, Germany	EUR	205	100
Danisco Cultor Espanã S.A. Valencia, Spain	EUR	357	100
Danisco Cultor Espanã S.A., Spain	EUR	60	100
Danisco Cultor Holland B.V., Netherlands	EUR	20	100
Danisco Cultor Italia s.r.l., Italy	EUR	110	100
Danisco Cultor Japan Limited, Japan	JPY	720.000	100
Danisco Cultor Landerneau S.A., France	EUR	808	100
Danisco Cultor Ltd., United Kingdom	GBP	5.897	100
Danisco Cultor Mexicana S.A. de C.V., Mexico	USD	26.521	100
Danisco Cultor Niebüll GmbH, Germany	EUR	1.000	100
Danisco Cultor Norway AS, Norway	NOK	100	100
Danisco Cultor Sweden AB, Sweden	SEK	4.000	100
Danisco Cultor Tønder A/S, Denmark	DKK	2.300	100
Danisco Cultor U.S.A. Inc., USA	USD	55.843	100
Danisco Cultor (China) Ltd., China	USD	20.000	100
Danisco Cultor (Malaysia) Sdn.Bhd., Malaysia	MYR	67.000	100
Danisco Cultor (Production) Ltd., United Kingdom	GBP	151	100
Danisco Cultor (Switzerland) AG, Switzerland	CHF	600	100
Danisco Cultor (UK) Ltd., United Kingdom	GBP	500	100
Danisco Ingredients Austria GmbH, Austria	EUR	36	100
Danisco Ingredients Bohemia a.s., Czech Republic	CZK	175.000	100
Danisco Ingredients Canada Inc., Canada	CAD	459	100
Danisco Ingredients France S.A.R.L., France	EUR	3.700	100
Danisco Ingredients Japan Limited, Japan	JPY	10.000	100
Danisco Ingredients Sp. z.o.o., Poland	PLN	200	100
Danisco Ingredients Sweden AB, Sweden	SEK	15.000	100
Danisco Ingredients (India) Pvt. Ltd., India	INR	142.579	100
Danisco New Zealand Limited, New Zealand	NZD	-	100
Finnfeeds Finland Oy, Finland	EUR	1.346	100
**Finnfeeds International Ltd., United Kingdom	GBP	11	100
Finnfeeds International Pte. Ltd, Singapore	SGD	100	100
Finnfeeds Oy Vaasa, Finland	EUR	9	100
Finnsugar Bioproducts Inc., USA	USD	5.201	100
Florida Flavors Inc., USA	USD	30.979	100
Germantown do Brasil Industria e Comercio Ltda., Brazil	USD	79	100
Germantown Europe N.V., Belgium	EUR	313	100
Germantown Manufacturing Company S.A de C.V., Mexico	MXN	5.373	100
Germantown (Canada) Inc., Canada	CAD	100	100
Germantown (U.S.A.) Company, USA	USD	1	100
Major International Ltd., United Kingdom	GBP	25	50
Wisby GesmbH Austria, Austria	ATS	500	100
Wisby GmbH Switzerland, Switzerland	CHF	20	100
Wisby Poland S.P., Poland	PLN	20	100
ZAO Danisco Cultor, Russia	RUR	264	100

Undertaking[1]	Currency	Nominal capital*	Danisco's share in %
Sweeteners			
Danisco Sweeteners GmbH, Austria	EUR	36	100
Danisco Sweeteners Ltd., United Kingdom	GBP	1	100
Danisco Sweeteners Oy, Finland	EUR	10.000	100
Xyrofin AG, Switzerland	CHF	500	100
Sugar			
AB Bungenäs Kalkbrott, Sweden	SEK	600	100
AB Kedainiai Cukrus, Lithuania	LTL	67.068	74
AB Panevezys Cukrus, Lithuania	LTL	24.772	68
Danisco Holding Sverige AB, Sweden	SEK	100.000	100
Danisco Sugar AB, Sweden	SEK	400.000	100
Danisco Sugar Finland Oy, Finland	EUR	15.000	100
Danisco Sugar GmbH, Germany	EUR	7.669	100
Danisco Sugar hf, Iceland	ISK	400	100
Danisco Sugar Ingolf Wessenberg & Co. AS, Norway	NOK	50	50
Danisco Sugar Oy, Finland	EUR	45.411	100
Danisco Sugar Polska S.A., Poland	PLN	150	100
Danisco Sugar UAB, Lithuania	LTL	10	100
SSA Tryck AB, Sweden	SEK	1.000	100
Sucros Oy, Finland	EUR	58.866	80
Suomen Sokeri Oy, Finland	EUR	38.683	100
Danisco Seed Austria Ges.mbH, Austria	EUR	774	100
Danisco Seed GmbH, Germany	EUR	511	100
Danisco Seed Italia S.p.A., Italy	EUR	103	100
Danisco Seed Poland Sp. z.o.o, Poland	PLN	4	100
Danisco Seed Romania S.R.L., Rumania	ROL	90.000	100
Danisco Seed U.K. Ltd., United Kingdom	GBP	40	100
Danisco Semences S.A.R.L., France	EUR	427	100
Danisco Semillas S.A., Spain	EUR	120	100
Maribo Seed International ApS, Denmark	DKK	125	100
Holding companies, etc.			
**Cultor UK Ltd, United Kingdom	GBP	8.600	100
**Danisco Beteiligungsgesellschaft GmbH, Germany	EUR	7.669	100
**Danisco Finland Oy, Finland	EUR	39.500	100
**Danisco Holding France SAS, France	EUR	21.500	100
**Danisco Holding Holland B.V., Netherlands	EUR	22	100
A/S PSE 38 2024, Denmark	DKK	1.500	100
Cometra A/S, Denmark	DKK	15.000	100
Danisco Energi A/S, Denmark	DKK	5.000	100
Ditlev Lunk Aps, Denmark	DKK	130	100
Jans Agency (Eurowine agency) Aps, Denmark	DKK	125	100
Ydernæs 1 A/S, Denmark	DKK	600	100
Kiinteisto Oy Keilaranta 9, Finland	EUR	12.614	100
Other business			
Danisco Foods A/S, Denmark	DKK	10.000	100
Danisco Foods B.V., Netherlands	EUR	21	100
Danisco Foods GmbH, Germany	EUR	128	100
Taffel Foods Ejendomsselskab A/S, Denmark	DKK	7.000	100

1) Companies with activities during the financial year - list of associated undertakings, see Note 13.

*) Nominal share capital in '000 units.

**) Holding company of a number of subsidiary undertakings.

International presence



For further details on Danisco's international presence, please see www. danisco.com/worldmap

Design:
Datagraf Auning AS

Production:
Datagraf Auning AS

Photographer:
Søren Svendsen



DANISCO

Danisco A/S
Langebrogade 1
PO Box 17
DK-1001 Copenhagen K
Tel. +45 32 66 20 00
Fax +45 32 66 21 75
info@danisco.com
www.danisco.com